True Community Banking

Large enough to matter to St. Louis. *Small enough to care.*



Pulaski Financial Corp.

2008 ANNUAL REPORT

Pulaski Financial Corp., the holding company for Pulaski Bank, is a public company trading under the symbol "PULB" on the NASDAQ Global Select market. Pulaski Bank is an independent, community bank providing friendly, personal service to retail customers and small- to medium-sized businesses. We were founded in 1922 as Pulaski Building and Loan Association. We operate twelve full-service offices in the St. Louis metropolitan area and three loan production offices in the Kansas City metropolitan area and the Illinois portion of the St. Louis metropolitan area. Pulaski Bank has total assets of approximately $1.3 billion and approximately 427 full-time equivalent employees.

STRONG PERFORMANCE IN OUR THREE MAJOR BUSINESS LINES

COMMERCIAL LENDING



COMMERCIAL LOANS (000s)
NET INTEREST INCOME (000s)
06
07
08
Commercial RE & C&I Loans
Net Interest Income

RETAIL BANKING



CORE DEPOSITS (000s)
RETAIL BANKING FEES (000s)
06
07
08
Core Deposits
Retail Banking Fees

MORTGAGE BANKING



LOANS ORIGINATED FOR SALE (000s)
MORTGAGE REVENUES (000s)
06
07
08
Loans Originated
Mortgage Revenues

	2008	2007	% Change
		Dollars in thousands	
Commercial Real Estate and C&I Loans	$ 454,118	$ 317,442	43.1%
Net Interest Income	35,613	29,091	22.4
Core Deposits	430,072	317,679	35.4
Retail Banking Fees	3,963	3,415	16.1
Loans Originated for Sale	1,324,429	1,329,923	(0.4)
Mortgage Revenues	6,111	4,942	23.7

SAFE HARBOR STATEMENT: This report may contain certain "forward-looking statements" within the meaning of the federal securities laws, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts; rather, they are statements based on management's current expectations regarding our business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

CONTENTS

Pulaski Financial Corp.



Stanley J. Bradshaw, Chairman of the Board



Gary W. Douglass, Chief Executive Officer

FELLOW SHAREHOLDERS:

With the completion of our fiscal year ended September 30, 2008, we find ourselves in the midst of dramatic challenges in our industry and our economy. Yet, because we have closely followed our conservative business model that is dedicated to community banking, we look back on the last twelve months with pride and the knowledge that Pulaski Bank has become a "true community bank" serving St. Louis. Not only are we weathering the current economic storm, we also continue to enhance our franchise by reporting strong growth and operating performance in each of our three major business lines: commercial, retail and mortgage.

During 2008, we incurred losses on the sales of securities, which primarily resulted from the sale of our entire portfolio of Fannie Mae preferred stock, and expenses related to the resignation of our former CEO, which together reduced diluted earnings per share by $0.58. Despite these charges and the doubling of our provision for loan losses, which is indicative of the difficult operating environment, we still reported net earnings of $0.28 per share for fiscal 2008. This performance resulted from strong growth in revenues, driven by expansion in our net interest income, mortgage revenues and retail banking fees. In addition, we maintained our "well-capitalized" regulatory status.

STRONG OPERATING PERFORMANCE IN OUR THREE BUSINESS LINES

Notwithstanding the difficult operating environment, we saw strong performance in all three of our major business lines. During the year, our "core" deposits grew 35% and our commercial real estate and commercial and industrial loan portfolio grew 43%. Our mortgage banking revenues grew 24% on improved sales margins and lower origination costs. We originated nearly $2 billion of mortgage and commercial loans and provided our deposit customers a safe investment for their funds in a high-risk market. Our net interest income rose 22% over the prior year, fueled by solid loan growth and an improved net interest margin. We remained disciplined, so our loan growth was achieved under continually tightening credit standards and our core deposit growth was achieved without paying the inflated deposit rates being offered by many banks in our market area in an effort to bolster their liquidity. Instead, we were able to grow our core deposits by offering convenient products at reasonable rates, and by capitalizing on our strong reputation and high level of customer service. We were pleased to see that the combined deposits of our three newest banking locations opened in 2007 were $71 million at year end, well ahead of our original projections. We truly believe we have benefited from a "flight to quality" by many existing and new customers in this challenging operating environment.



ASSET QUALITY

Maintaining manageable asset quality in the current environment continues to be one of our top priorities. Given such an industry-wide focus, we would like to provide you with a perspective of the quality in our loan portfolio by reviewing the general nature and characteristics of the loans we originate. Growth in our commercial loan portfolio has been one of our primary objectives over the past several years. This growth has been achieved under stringent credit standards. We are a direct originator of principally in-market loans to borrowers we know. We are a collateral-based lender, and we strive to obtain personal guarantees from substantive principals. On the residential lending side, we are again a direct originator of in-market loans with a strong predisposition toward owner-occupied properties. We know and live in the markets in which we lend. We consciously avoided sub-prime and option ARM lending, and our underwriting was based on our customers' credit worthiness and ability to afford the mortgages, not the anticipation of relying on the underlying collateral for repayment.

Even though these standards and principles have served us well and we continue to tighten our underwriting practices to adjust to deteriorating market conditions, we realize that we are not immune to credit challenges, especially given the length and depth of the current national economic and mortgage crisis. Much like many other financial institutions locally and across the country, we saw an increase in credit-related costs during the year. In our particular case, the increased credit costs impacted three areas. First, our net interest income was negatively affected by an increase in non-accruing loans, primarily residential first mortgage loans. Second, our provision for loan losses increased principally due to increased charge-offs and increased levels of non-performing loans, primarily residential first mortgage loans. We continued to aggressively charge-off problem loans, mostly mortgage-related, while prudently building reserves in this environment. The increased provision also resulted from the reserves set aside for the significant growth in our performing commercial loans. Third, we experienced increased levels of foreclosure activity and related costs, again primarily in residential properties. As a result of the continuing decline in property values coupled with the deepening economic recession, we realized additional write-downs on properties subsequent to foreclosure as well as realized losses on the ultimate sales of foreclosed properties. We continue to do everything possible to keep cooperative borrowers, who are willing to work with us, in their homes to preserve the value they have invested and to avoid costly and time-consuming foreclosure activity.



Our takeaway from all of this is that we continue to believe we have a manageable level of asset quality in a very challenging environment. Our commercial loan portfolio continues to perform extremely well, and approximately 65% of our non-performing loans at year end were residential first mortgage loans for which we have historically realized lower levels of loan losses when compared to our entire loan portfolio.

OUR FOCUS FOR THE FUTURE

We believe 2009 will likely be another challenging year for the banking industry. We are diligently watching to see how the various government initiatives will curtail the length and depth of the current economic recession and the national mortgage crisis, including the current oversupply of housing and the resulting declines in property values. Nonetheless, we are confident that our experienced, talented and dedicated employees and our growing base of loyal customers will enable us to effectively navigate these challenging times and emerge even stronger than we already are.

Our focus for 2009 will continue to be on providing valuable community banking services and products to our customers. We will manage asset quality to help control the level of our credit-related costs. We will concentrate on improving our net interest margin by insisting on appropriate market rates on loan renewals and new loan originations while continuing to resist the irrational deposit pricing mentality that exists in today's market. We will improve our operating efficiency by implementing a cost management culture that measures spending productivity and insists on line-item budget accountability from our managers.

Finally, as you are aware, we decided to participate in the Treasury's Capital Purchase Program and, subsequent to September 30, 2008, applied for a capital injection of approximately $32.5 million through this program. Our decision to participate was made from a position of strength, not weakness. We believe this additional capital will allow us to continue to support quality loan growth and possible opportunistic in-market acquisitions of "challenged banks," as well as provide an additional capital cushion as we work through what promises to be a challenging 2009 for the U.S. economy.

We would like to personally thank our loyal shareholders, customers and employees for their continuing support during this unprecedented period for the banking industry. We remain extremely confident about Pulaski's future.

Sincerely,

Stanley J. Bradshaw, *Chairman of the Board*

Gary W. Douglass, *Chief Executive Officer*

2008 FINANCIAL REVIEW

PULASKI FINANCIAL CORP.

Business of the

Company

Pulaski Financial Corp. (the "Company") is a diversified, community-based, financial institution holding company headquartered in St. Louis, Missouri. We conduct operations primarily through Pulaski Bank, a federally chartered savings bank (the "Bank"). Pulaski Bank provides an array of financial products and services for businesses and consumers primarily through its twelve full-service offices in the St. Louis metropolitan area and three loan production offices in the Kansas City metropolitan area and the Illinois portion of the St. Louis metropolitan area.

We have grown our assets and deposits internally by building our residential and commercial lending operations, opening de novo branches, and hiring experienced bankers with existing customer relationships in our market. Although we intend to expand primarily through internal growth, we may also make strategic acquisitions and will explore such opportunities as they become available. We operate twelve full-service bank locations in the St. Louis metropolitan area. Our goal is to continue to deliver value to our shareholders and to enhance our franchise value and earnings through controlled growth in our banking operations, while maintaining the personal, community-oriented customer service that has characterized our success to date.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	AT OR FOR THE YEARS ENDED SEPTEMBER 30,				
	2008	2007	2006	2005	2004
		In thousands, except per share amounts			
FINANCIAL CONDITION DATA					
Total assets	$1,304,150	$1,131,465	$ 962,467	$ 789,861	$ 637,886
Loans receivable, net	1,088,737	949,826	785,199	633,195	510,584
Loans held for sale	71,966	58,536	60,452	64,335	49,152
Debt and equity securities	733	16,988	17,449	10,228	12,986
Capital stock of Federal Home Loan Bank	10,896	8,306	9,524	8,462	7,538
Mortgage-backed securities	25,925	3,027	3,631	4,833	6,574
Cash and cash equivalents	29,078	23,774	22,123	25,688	20,296
Deposits	915,311	835,489	655,577	496,171	406,799
Deposit liabilities held for sale	–	–	–	25,375	–
Advances from the Federal Home Loan Bank	210,600	158,400	172,800	171,000	154,600
Borrowings from the Federal Reserve	40,000	–	–	–	–
Subordinated debentures	19,589	19,589	19,589	19,589	9,279
Stockholders' equity	82,361	80,804	75,827	48,246	40,974
OPERATING DATA					
Interest and dividend income	$ 73,266	$ 70,925	$ 53,843	$ 37,792	$ 23,832
Interest expense	37,653	41,834	29,027	16,732	7,806
Net interest income	35,613	29,091	24,816	21,060	16,026
Provision for loan losses	7,735	3,855	1,501	1,635	1,934
Net interest income after provision for loan losses	27,878	25,236	23,315	19,425	14,092
Securities (losses) gains	(7,870)	273	123	–	736
Gain on branch sale	–	–	2,474	–	–
Other non-interest income	12,785	10,748	9,862	10,048	7,546
Total non-interest expense	29,220	22,773	20,511	17,576	13,037
Income before income taxes	3,573	13,484	15,263	11,897	9,337
Income taxes	684	4,501	5,425	4,418	3,485
Net income	**$ 2,889**	**$ 8,983**	**$ 9,838**	**$ 7,479**	**$ 5,852**
COMMON SHARE DATA[1]					
Basic earnings per share	$ 0.29	$ 0.92	$ 1.07	$ 0.94	$ 0.75
Diluted earnings per share	$ 0.28	$ 0.88	$ 1.01	$ 0.85	$ 0.67
Dividends declared per share	$ 0.37	$ 0.35	$ 0.33	$ 0.28	$ 0.20
Book value per share	$ 8.06	$ 8.13	$ 7.62	$ 5.72	$ 4.98
Weighted average shares - basic	9,914	9,814	9,206	7,926	7,758
Weighted average shares - diluted	10,239	10,256	9,718	8,828	8,695
Shares outstanding - end of period	10,216	9,935	9,946	8,439	8,227

(1) Reflects a three-for-two stock split in July 2005.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	AT OR FOR THE YEARS ENDED SEPTEMBER 30,				
	2008	2007	2006	2005	2004
KEY OPERATING RATIOS					
Return on average assets	0.23%	0.85%	1.14%	1.06%	1.18%
Return on average equity	3.34	11.07	14.98	16.37	15.31
Average equity to average assets	6.99	7.70	7.62	6.45	7.68
Interest rate spread	2.81	2.63	2.87	3.04	3.38
Net interest margin	3.08	2.97	3.12	3.18	3.48
Efficiency ratio	61.19	58.63	58.59	56.67	56.56
Dividend payout ratio	130.36	39.20	32.67	32.94	29.70
Non-interest expense to average assets	2.40	2.22	2.36	2.56	2.76
Average interest-earning assets to average interest-bearing liabilities	108.29	107.79	106.96	105.59	105.85
Allowance for loan losses to total loans receivable at end of period	1.16	1.09	0.99	1.06	1.08
Allowance for loan losses to non-performing loans	61.76	99.44	115.89	113.51	130.63
Net charge-offs to average outstanding loans receivable during the period	0.52	0.14	0.10	0.06	0.06
Non-performing assets to total assets	1.87	1.20	0.99	0.86	0.84
OTHER DATA					
Number of:					
Full-time equivalent employees	427	421	361	327	258
Full-service offices	12	11	9	8	7
CAPITAL RATIOS [1]					
Tangible capital	7.93%	8.79%	9.30%	8.60%	8.14%
Core capital	7.93	8.79	9.30	8.60	8.14
Total risk-based capital	10.59	11.18	11.99	10.85	11.46

(1) Capital ratios are for Pulaski Bank.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding our financial condition and results of operations. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this annual report.

This report may contain certain "forward-looking statements" within the meaning of the federal securities laws, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts; rather, they are statements based on management's current expectations regarding our business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as "expects," "believes," "anticipates," "intends," and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors that could affect actual results include interest-rate trends, the general economic climate in the market area in which we operate, as well as nationwide, our ability to control costs and expenses, products and pricing offered by competitors, loan delinquency rates, demand for loans and deposits, changes in the quality or composition of our loan portfolio, changes in accounting principles, and changes in federal and state legislation and regulation. Additional factors that may affect our results are discussed in the section titled "Risk Factors" in our annual report on Form 10-K and in other reports filed with the Securities and Exchange Commission. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.

PULASKI IS A "TRUE COMMUNITY BANK"

Pulaski Bank is one of St. Louis' top residential lenders, originating $1.46 billion of new residential mortgage loans in the St. Louis metropolitan area during the year ended September 30, 2008. In addition, we originated $483.2 million of commercial loans during the year. Despite a challenging economic environment, we were able to leverage these customer relationships, which helped us grow our core deposits by 35%, increase our mortgage revenues by 24%, and increase our retail banking fees by 16%. Pulaski has an 86-year history of serving many St. Louis neighborhoods. However, for much of that history, the Bank was too small to effectively meet the needs of the larger metropolitan area. In the last five years, we have expanded our operations and positioned ourselves to be a "True Community Bank" to metropolitan St. Louis.

St. Louis is the eighteenth largest metropolitan area in the United States, with a population of 2.8 million and an average household income of $48,716, which is 5% higher than the national average. Ranked according to total deposits at June 30, 2008 as reported by SNL Financial LLC, Pulaski Bank is the thirteenth largest bank in the St. Louis metropolitan area and, with only 1.5% of the area's $58 billion in deposits, has significant growth potential. The St. Louis economy is relatively stable and diverse with educational and health services employing 15% of the workforce, and professional and business services employing 14% of the workforce.

St. Louis MSA Banks & Thrifts

Rank	Company Name	Headquarters	Charter	Number of Branches	June 2008 Deposits *(In Millions)*	Pct of Total
1	U.S. Bank	MN	Bank	116	$10,188	17.5%
2	Bank of America	NC	Bank	62	7,869	13.5
3	Southwest Bank	WI	Bank	18	4,547	7.8
4	Commerce Bank	MO	Bank	53	3,967	6.8
5	Regions Bank	AL	Bank	71	2,726	4.7
6	National City Bank	PA	Bank	61	2,325	4.0
7	First Banks, Inc.	MO	Bank	57	2,190	3.8
8	Enterprise Bank & Trust	MO	Bank	4	1,296	2.2
9	Central Bancompany, Inc.	MO	Bank	14	981	1.7
10	Banc Ed Corp.	IL	Bank	20	930	1.6
11	Reliance Bank	MO	Bank	20	910	1.6
12	UMB Bank	MO	Bank	25	899	1.6
13	Pulaski Bank	MO	Thrift	12	851	1.5
14	First Co Bancorp, Inc.	IL	Bank	12	810	1.4
15	Heartland Bank	MO	Thrift	12	665	1.1
	Institutions Ranked 16 - 139			405	16,966	29.2
	Source: SNL Financial LLC, Charlottesville, VA		Total	962	$58,120	100.0%

Our community banking strategy emphasizes high-quality, responsive, and personalized customer service. The St. Louis market has experienced heavy consolidation in the banking sector during the last twelve years, with more than $77 billion in deposits acquired by regional and national banks. This consolidation has created larger banks, which are perceived by many customers as impersonal or unresponsive. We believe there is a significant opportunity for a locally-managed, community-focused bank to provide a full range of financial services to retail customers and small- and middle-market businesses. By offering quicker decision making in the delivery of banking products and services, offering customized products where needed, and providing our customers access to our senior decision makers, we distinguish ourselves from the larger regional banks operating in our market areas. Conversely, our larger capital base and product mix enable us to compete effectively against smaller banks with limited services and capabilities.

Locally-based community banks like Pulaski have also gained market share by recruiting experienced bankers who have been displaced by mergers with larger, out-of-area banks. These bankers have generally developed strong relationships with customers who are willing to follow them to another financial institution. We believe that St. Louisans strongly favor doing business with companies that are locally managed, creating opportunities for Pulaski.

In addition to attracting and retaining veteran bankers who are St. Louis natives, the Company's strategic plan is focused on providing convenient

LOCATIONS OPENED OR ACQUIRED SINCE 2005
IN THE CENTRAL CORRIDOR OF ST. LOUIS


ST. PETERS
O'FALLON
ST. CHARLES
FLORISSANT
CREVE COEUR
CHESTERFIELD
CLAYTON
ST. LOUIS
BRENTWOOD
KIRKWOOD
WEBSTER GROVES
ELLISVILLE
WILDWOOD
TWIN OAKS
SHREWSBURY
Existing Locations
New Locations

bank locations in the St. Louis commercial districts. Since 2005, the Bank has opened or acquired six new full-service locations, including its newest location in Clayton, Missouri, which was opened in October 2007. All of these locations are convenient to the metropolitan St. Louis commercial and financial centers.

COMMUNITY BANKING STRATEGY PRODUCED STRONG GROWTH IN KEY INDICATORS

We saw net income decline 67.8% in fiscal 2008 compared to 2007 primarily due to a $7.9 million loss on the sale of the Company's entire portfolio of Fannie Mae preferred stock, a 101% increase in the provision for loan losses, and expenses associated with the resignation of the Company's former chief executive officer. See *Comparison of Operating Results for the Years Ended September 30, 2008 and 2007.* However, execution of the Company's community banking strategy produced strong, consistent performance in many of its key indicators, such as growth in net interest income, other revenues, total assets, loans and deposits, thereby positioning the Company for improved earnings in future periods. Specifically, during the five years ended September 30, 2008, we have:

- Increased our net interest income from $16.0 million to $35.6 million, representing a 17% compound annual growth rate ("CAGR").
- Increased our mortgage revenues from $4.0 million to $6.1 million, representing a 9% CAGR.
- Increased our retail banking fees from $2.4 million to $4.0 million, representing an 11% CAGR.
- Increased our total assets from $401.4 million to $1.30 billion, representing a 27% CAGR.
- Increased our total loan portfolio from $276.9 million to $1.09 billion, representing a 32% CAGR.
- Increased our total deposits from $313.6 million to $915.3 million, representing a 24% CAGR.
- Reduced our ratio of non-interest expense to average assets from 2.76% to 2.40%.
- Expanded the number of residential and commercial loan officers from 40 to 87.
- Expanded our St. Louis bank network from seven to twelve full-service locations.


NET INTEREST INCOME vs. LOANS RECEIVABLE
$1,200.0
$1,000.0
$ 800.0
$ 600.0
$ 400.0
$ 200.0
$ -
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$ 5.0
$ -
04 05 06 07 08
LOANS RECEIVABLE (in millions)
NET INTEREST INCOME (in millions)
Loans Receivable
Net Interest Income

Over the last several years, the Company's earnings have become progressively less dependent on non-interest income sources as the loan portfolio has expanded, resulting in higher interest income and, ultimately, higher net interest income. Net interest income increased to $35.6 million for the year ended September 30, 2008 compared to $16.0 million for the year ended September 30, 2004. Driven by growth in our commercial and residential portfolios, loans receivable increased 293.2% over the last five years, from $276.9 million at September 30, 2003 to $1.09 billion at September 30, 2008.

Our community banking strategy is centered on serving small- and medium-sized businesses. At September 30, 2003, we were principally a residential lender, with 94% of our loan portfolio consisting of residential


LOANS RECEIVABLE AT
SEPTEMBER 30, 2008
CONSUMER
$6.9
1%
COMMERCIAL
$530.8
48%
HOME EQUITY
$225.4
20%
RESIDENTIAL
$339.4
31%
Dollars in Millions
LOANS RECEIVABLE AT
SEPTEMBER 30, 2003
CONSUMER
$4.4
2%
COMMERCIAL
$21.4
8%
HOME EQUITY
$89.3
32%
RESIDENTIAL
$167.4
58%
Dollars in Millions

and home equity loans. Over the past five years, the commercial lending division has been a significant contributor to our growth, with $123.8 million of net loan growth in fiscal 2008 and $509.3 million since September 30, 2003. The commercial loan portfolio totaled $530.8 million, or 48% of total loans receivable, at September 30, 2008 compared to $21.4 million, or 8% of total loans receivable, at September 30, 2003.

Our strategy enabled us to increase our share of the $58 billion St. Louis deposit market from 0.7% at September 30, 2003 to 1.5% at June 30, 2008. Total deposits increased to $915.3 million at September 30, 2008 from $313.6 million at September 30, 2003. We continue to grow our core deposit accounts, which we define as checking, money market and savings accounts. Core deposit accounts increased to $430.1 million at September 30, 2008 compared to $132.2 million at September 30, 2003. Money market accounts and interest-bearing checking accounts increased 131.8% and 591.4%, respectively, during the same period to $149.1 million and $178.7 million, respectively, at September 30, 2008. Non-interest-bearing checking accounts increased 713.2% since September 30, 2003 to $76.4 million at September 30, 2008. The increases stem primarily from growth in commercial relationships, expanded products and a marketing campaign focused on increasing customer relationships. Fueled by this deposit growth, retail banking fees increased 65.9% from $2.4 million in fiscal 2004 to $4.0 million in fiscal 2008.

FOCUS OF OUR COMMUNITY BANKING STRATEGY

Our strategy centers on our continued development into a full-service, true community bank. Crucial to this strategy is growth in the Bank's three primary business lines: commercial banking services, retail mortgage lending and retail banking services. We believe the marketplace is more competitive than ever and, to achieve successful results, these products must be delivered with superior and efficient customer service.

Commercial Banking Services. Growth in commercial banking relationships is essential for the Company's continued growth in the St. Louis market. Since beginning our commercial banking operations in 2003, approximately 63% of the growth in the Bank's loan portfolio has come from commercial lending. In 2003, the Bank had just two employees dedicated to commercial banking. Over the past several years, the Company has been successful in hiring some of the top commercial bankers in St. Louis. Today, the commercial division has 29 employees,


COMMERCIAL LOANS OUTSTANDING
Balance in Millions
$550.0
$500.0
$450.0
$400.0
$350.0
$300.0
$250.0
$200.0
$150.0
$100.0
$ 50.0
$ -
03
04
05
06
07
08

many of whom have brought us new business from their existing customer relationships. In the last year, the commercial loan portfolio increased $123.8 million to $530.8 million at September 30, 2008 compared to $407.0 million at September 30, 2007. Commercial loan originations totaled $483.2 million during fiscal 2008 compared to $401.9 million during fiscal 2007. At September 30, 2008, the commercial loan portfolio consisted of $261.2 million of commercial real estate loans, $137.7 million of commercial and industrial loans, $55.3 million of commercial construction and development loans, $44.1 million of residential construction and development loans, and $32.5 million of multi-family residential loans. Our commercial loan customers are also among the best sources of core deposit accounts. During the past year, commercial checking account balances increased $55.3 million to $168.8 million at September 30, 2008 compared to $113.5 million at September 30, 2007.

Retail Mortgage Lending. Pulaski Bank has more than 75 residential lenders who are lending in every community and touching nearly every



Residential Loans Closed in St. Louis MSA During Year Ended September 30, 2008

neighborhood in St. Louis and Kansas City. During the year ended September 30, 2008, the Bank originated more than 7,000 residential mortgage and home equity loans, totaling $1.01 billion in the St. Louis metropolitan area, and originated another $515.3 million in the Kansas City metropolitan area.

Pulaski Bank is a conforming, residential mortgage lender who originates loans directly through commission-based sales staff in the St. Louis and Kansas City metropolitan areas. We do not engage in sub-prime lending. We have become a leading mortgage originator in these two markets, originating $1.46 billion, $1.48 billion and $1.30 billion in residential loans during the years ended September 30, 2008, 2007 and 2006, respectively.

The majority of loans originated in the retail mortgage division are one-to four-family residential loans, which we sell to investors on a servicing-released basis, generating mortgage revenue, which is our largest source of non-interest income. For the year ended September 30, 2008, we sold $1.32 billion of residential loans to investors, which generated mortgage revenues totaling $6.1 million, compared to $1.34 billion of loans sold and $4.9 million in revenues for the year ended September 30, 2007. The Company experienced a modest reduction in loan sales activity in the last half of fiscal 2008 as the result of weakened loan demand caused by an overall shrinkage in the number of qualified, credit-worthy borrowers in the market as many potential borrowers were impacted by the national credit crisis. However, the Company realized higher gross revenue margins during 2008 due to a shift in the mix of the types of loans originated to products with higher sales margins, such as loans guaranteed by the FHA, and also due to reduced market competition and lower direct origination costs, primarily personnel costs.

Although we generally originate conforming mortgage loans, which qualify for sale in the secondary market, a certain number of loans have characteristics that make them appealing for the Bank's portfolio even though they do not qualify for sale as conforming "agency-eligible" loans. These loans are underwritten using an internal credit-scoring model, which assesses credit risk and assigns one of five risk-based ratings to the loan at the time of inception. Such loans are priced on a risk/reward basis. In the last 18 months, we have repeatedly tightened our internal credit underwriting standards in response to the national economic crisis. However, we have continually maintained the same basic underwriting tenant, which is to not to originate loans that have a combination of low FICO credit scores and high loan-to-value ratios. These "non-conforming" loans differ considerably from sub-prime or "Alt-A" loans in that we do not rely on the value of the collateral as a primary source of repayment. Instead, we have always relied on the customer's ability and willingness to repay their debt as our primary source of repayment. During the year ended September 30, 2008, residential loans retained in our portfolio increased $7.3 million to $339.5 million from $332.2 million at September 30, 2007.

Home equity lines of credit balances totaled $225.4 million at September 30, 2008 compared to $219.5 million at September 30, 2007. These loans consist primarily of revolving lines of credit secured by residential real estate. Growth in this portfolio slowed significantly during 2008 as we tightened credit standards following the downturn in the economy and have generally continued to offer home equity loans only to our most credit-worthy borrowers. These loans are generally approved in conjunction with high-quality first mortgage loan applications. Because of the large volume of first mortgage loans originated annually, we are able to selectively offer the home equity product to customers with low loan-to-value ratios and high credit scores. The interest rates on these loans are tied to the prime rate, which results in low interest-rate risk characteristics, attractive yields, and added stability to our net interest margin. The weighted average interest rate on home equity lines of credit was 5.28% at September 30, 2008 compared to 7.76% at September 30, 2007. The decline in the average interest rate was due to the decline in market interest rates during 2008.

Retail Banking Services. Growth in core deposits is critical to support profitable asset growth and is our top strategic objective. Our approach to attracting deposits involves three key components: providing excellence in customer service, offering customers best-in-class products, and providing customers with convenient banking locations. Checking accounts represent the cornerstone product in a customer relationship and are the Bank's most valuable source of low-cost deposits. Checking account balances not only provide one of the lowest-cost funding sources, but also generate valuable fee income through service charges. The balance of checking accounts increased $140.3 million during the year to $255.1 million at September 30, 2008 from $114.8 million at September 30, 2007. The increase included $120.9 million of growth in interest-bearing checking account balances resulting from a sustained marketing campaign focused on growing new customer relationships with these products. At September 30, 2008, the weighted-average cost of interest-bearing checking accounts increased to 2.51% compared to 1.79% at September 30, 2007. Competition for these products remains intense, but the accounts are generally less interest-rate sensitive and more stable than certificates of deposit.



CHECKING ACCOUNT BALANCES
$275.0
$250.0
$225.0
$200.0
$175.0
$150.0
$125.0
$100.0
$ 75.0
$ 50.0
$ 25.0
$ -
Balance in Millions
03
04
05
06
07
08

We consider money market deposits to be another one of our core deposit products. However, during 2008, we shifted our marketing focus away from these products to concentrate on interest-bearing checking accounts. The balance of money market accounts decreased $24.8 million to $149.1 million at September 30, 2008 from $173.9 million at September 30, 2007. At September 30, 2008, the weighted average cost of money market deposits decreased to 2.12% compared to 4.05% at September 30, 2007 as the result of declining market interest rates during 2008. Money market and interest-bearing checking accounts carry adjustable interest rates that make them an ideal funding source for our prime-adjusting commercial and home equity loans.

Retail banking fees increased 16% to $4.0 million for the year ended September 30, 2008 compared to $3.4 million for the year ended September 30, 2007. Our marketing campaign focused on cross-selling checking accounts to all customers and developing new checking account relationships. We have seen retail banking fees increase primarily through an increase in the volume of checks honored for customers who have overdrawn their checking accounts. Historic trends indicate the majority of customers will eventually honor the overdraft checks; consequently, annual charge-offs have averaged under 3% of total retail banking fees.



RETAIL BANKING FEES
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$ 500
$ -
Revenue in Thousands
04
05
06
07
08

Also contributing to our deposit growth in 2008 were the three new bank locations we opened in calendar year 2007. The new locations have proven successful in growing deposits from the start, with $71.3 million of combined deposits at September 30, 2008.

CRITICAL ACCOUNTING POLICIES

We have established various accounting policies that govern the application of U.S. generally accepted accounting principles in the preparation of our consolidated financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements that appear in this report. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. We consider the following to be our critical accounting policies: accounting for the allowance for loan losses and derivative financial instruments. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and our results of operations.

We maintain an allowance for loan losses to absorb probable losses in our loan portfolio. Determining the amount of the allowance involves a high degree of judgment. The balance in the allowance is based upon management's quarterly estimates of expected losses inherent in the loan portfolio. Management's estimates are determined by quantifying certain risks in the portfolio that are affected primarily by changes in the composition and volume of the portfolio combined with an analysis of past-due and adversely classified loans. These estimates can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collection; charge-off and recovery practices; changes in national and local economic conditions and developments; assessment of collateral values by obtaining independent appraisals; and changes in the experience, ability, and depth of lending management staff. Refer to *Note 1 of Notes to Consolidated Financial Statements* for a detailed description of our risk assessment process.

We employ derivative financial instruments to help us manage interest rate sensitivity by modifying the repricing, maturity, and option characteristics of certain assets and liabilities. The judgments and assumptions that are most critical to the application of this critical accounting policy are those affecting the estimation of fair value. Fair value is based on quoted market prices. Refer to *Note 1 of Notes to Consolidated Financial Statements* for a detailed description of our estimation processes and methodology related to the fair value of derivative financial instruments.

AVERAGE BALANCE SHEETS

The following table sets forth information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities for the periods indicated.

YEARS ENDED SEPTEMBER 30,

	2008			2007			2006		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
					Dollars in thousands				
INTEREST-EARNING ASSETS:									
Loans receivable [1]	$1,044,217	$ 67,608	6.47%	$ 878,057	$ 65,220	7.43%	$ 716,046	$ 49,592	6.93%
Loans held for sale	64,446	3,562	5.53%	64,415	3,992	6.20%	48,518	3,000	6.18%
Debt securities	11,873	410	3.45%	14,768	721	4.88%	11,289	447	3.96%
Equity securities	9,699	532	5.48%	4,038	159	3.94%	4,429	169	3.81%
Mortgage-backed securities	10,031	562	5.60%	3,334	158	4.74%	4,243	202	4.77%
FHLB stock	11,958	498	4.17%	9,109	442	4.85%	8,788	327	3.72%
Other	2,961	94	3.14%	4,522	233	5.15%	6,052	233	3.85%
Total interest-earning assets	**1,155,185**	**73,266**	**6.34%**	**978,243**	**70,925**	**7.25%**	**799,365**	**53,970**	**6.75%**
Non-interest-earning assets	80,535			75,005			62,671		
Total assets	**$1,235,720**			**$1,053,248**			**$ 862,036**		
INTEREST-BEARING LIABILITIES:									
Interest-bearing deposits	$ 783,787	$ 27,441	3.50%	$ 712,674	$ 31,337	4.40%	$ 552,626	$ 19,625	3.55%
FHLB advances	224,460	7,956	3.54%	168,476	8,755	5.20%	168,067	7,777	4.63%
Borrowings from the Federal Reserve Bank	34,093	776	2.28%	1	–	6.25%	–	–	–
Note payable	4,868	242	4.97%	3,191	226	7.08%	3,510	236	6.71%
Subordinated debentures	19,589	1,238	6.32%	19,589	1,516	7.74%	19,589	1,389	7.09%
Total interest-bearing liabilities	**1,066,797**	**37,653**	**3.53%**	**903,931**	**41,834**	**4.63%**	**743,792**	**29,027**	**3.90%**
NON-INTEREST-BEARING LIABILITIES:									
Non-interest-bearing deposits	63,325			47,982			31,365		
Other non-interest-bearing liabilities	19,176			20,197			21,204		
Total non-interest-bearing liabilities	**82,501**			**68,179**			**52,569**		
Stockholders' equity	86,422			81,138			65,675		
Total liabilities and stockholders' equity	**$1,235,720**			**$1,053,248**			**$ 862,036**		
Net interest income		**$ 35,613**			**$ 29,091**			**$ 24,943**	
Interest rate spread [2]			**2.81%**			**2.62%**			**2.85%**
Net interest margin [3]			**3.08%**			**2.97%**			**3.12%**
Ratio of average interest-earning assets to average interest-bearing liabilities		**108.29%**			**108.22%**			**107.47%**	

(1) Includes non-accrual loans with an average balance of $6.3 million, $2.5 million and $1.8 million for the fiscal years ended September 30, 2008, 2007 and 2006, respectively.
(2) Yield on interest-earning assets less cost of interest-bearing liabilities.
(3) Net interest income divided by average interest-earning assets.

RATE VOLUME ANALYSIS

The following table allocates the period-to-period changes in the Company's various categories of interest income and expense between changes due to changes in volume (calculated by multiplying the change in average volumes of the related interest-earning asset or interest-bearing liability category by the prior year's rate) and changes due to changes in rate (change in rate multiplied by the prior year's volume). Changes due to changes in rate/volume (changes in rate multiplied by changes in volume) have been allocated proportionately between changes in volume and changes in rate.

	2008 Compared to 2007			2007 Compared to 2006		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Rate	Volume	Net	Rate	Volume	Net
In thousands						
INTEREST-EARNING ASSETS:						
Loans receivable	$ (8,713)	$ 11,101	$ 2,388	$ 3,889	$ 11,739	$ 15,628
Loans held for sale	(432)	2	(430)	10	982	992
Debt securities	(186)	(125)	(311)	118	156	274
Equity securities	81	292	373	6	(16)	(10)
Mortgage-backed securities	34	370	404	(1)	(43)	(44)
FHLB stock	(68)	124	56	103	12	115
Other	(74)	(65)	(139)	68	(68)	–
Total net change in income on interest-earning assets	(9,358)	11,699	2,341	4,193	12,762	16,955
INTEREST-BEARING LIABILITIES:						
Interest-bearing deposits	(5,839)	1,943	(3,896)	4,995	6,717	11,712
FHLB advances	(3,244)	2,445	(799)	959	19	978
Borrowings from the Federal Reserve	–	776	776	–	–	–
Note payable	(80)	96	16	12	(22)	(10)
Subordinated debentures	(278)	–	(278)	127	–	127
Total net change in expense on interest-bearing liabilities	(9,441)	5,260	(4,181)	6,093	6,714	12,807
Net change in net interest income	**$ 83**	**$ 6,439**	**$ 6,522**	**$ (1,900)**	**$ 6,048**	**$ 4,148**

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

OVERVIEW

Net income for the year ended September 30, 2008 declined 67.8% to $2.9 million, or $0.28 per diluted share, compared to $9.0 million, or $0.88 per diluted share, for the year ended September 30, 2007. Fiscal 2008 earnings were negatively impacted by after-tax losses on investment securities totaling $5.0 million, or $0.48 per diluted share, primarily related to the sale of the Company's entire portfolio of Fannie Mae preferred stock, an after-tax charge totaling $1.0 million, or $0.10 per diluted share, for a separation payment and other expenses related to the resignation of the Company's former chief executive officer on May 1, 2008, and a $7.7 million provision for loan losses, which was a $3.9 million increase compared to 2007. Return on average assets and return on average equity were 0.23% and 3.34%, respectively, during 2008 compared to 0.85% and 11.07%, respectively, during 2007.

NET INTEREST INCOME

Net interest income is the difference between interest and dividend income on interest-earning assets, such as loans and securities, and the interest expense on interest-bearing liabilities used to fund those assets, including deposits, advances from the Federal Home Loan Bank ("FHLB"), borrowings from the Federal Reserve Bank of St. Louis ("Federal Reserve") and other borrowings. The amount of net interest income is affected by both changes in the level of interest rates and the amount and composition of interest-earning assets and interest-bearing liabilities.

Net interest income increased $6.5 million to $35.6 million for the year ended September 30, 2008 compared to $29.1 million for the year ended September 30, 2007 due almost entirely to an increase in net interest-earning assets. The average balance of interest-earning assets increased $176.9 million to $1.16 billion during fiscal 2008, compared to $978.2 million for fiscal 2007 due primarily to loan growth. The net interest margin increased 11 basis points to 3.08% in fiscal 2008 from 2.97% in fiscal 2007, resulting primarily from an increase in core deposits, which are typically the Company's lowest cost of funds, combined with lower wholesale funding costs.

Total interest and dividend income increased $2.3 million to $73.3 million for the year ended September 30, 2008 compared to $70.9 million for the year ended September 30, 2007. The increase was primarily due to a rise in the average balance of loans receivable, which increased $166.2 million to $1.04 billion for fiscal 2008, partially offset by a decrease in the average yield on loans receivable to 6.47% in fiscal 2008 from 7.43% in fiscal 2007 resulting from lower market interest rates. Commercial loans, which generally carry higher interest rates than residential mortgage loans, fueled 87.0% of the growth in the average balance of loans receivable during 2008. Interest income was also negatively impacted by a decline in the average yield on home equity loans from 8.09% in 2007 to 6.27% in 2008, which adjust monthly with market interest rates. See *Business Strategy and Products.*

Total interest expense decreased $4.2 million to $37.7 million for fiscal 2008 compared to $41.8 million for fiscal 2007 due to a decline in the average cost of funds partially offset by an increase in the average balance of interest-bearing liabilities. The average cost of funds decreased from 4.63% for 2007 to 3.53% for 2008 while the average balance of interest-bearing liabilities increased from $903.9 million to $1.07 billion during the same periods, respectively.

The increased average balance of interest-bearing liabilities resulted from increases in the average balances of deposits, advances from the FHLB and borrowings from the Federal Reserve, which were used to fund asset growth during the period. The decreased average cost was the result of lower market interest rates during the period, growth in core deposits and a shift in the mix of wholesale funding sources. The Company primarily funds its assets with savings deposits from its retail and commercial customers, which are typically its lowest-cost funding source. This funding source is supplemented with wholesale funds consisting primarily of advances from the FHLB, time deposits from national brokers and short-term borrowings from the Federal Reserve. Management actively chooses between these wholesale funding sources depending on their relative costs and the Company's overall borrowing capacity at the FHLB and the Federal Reserve. As a result of the 255 basis point decline in the Federal Reserve Board's target federal funds rate during the year ended September 30, 2008 combined with increased national demand for brokered time deposits, the Company had the ability to secure borrowings from the FHLB and the Federal Reserve at rates substantially lower than those available for brokered time deposits. During the year ended September 30, 2008, management shifted $61.5 million in maturing brokered time deposits into lower-cost FHLB and Federal Reserve borrowings. Brokered deposits decreased to $128.9 million at September 30, 2008 from $190.4 million at September 30, 2007.

Interest expense on deposits decreased $3.9 million, or 12.4%, to $27.4 million during the year ended September 30, 2008 compared to $31.3 million for the year ended September 30, 2007 as the result of a decrease in the average cost partially offset by an increase in the average balance. The average balance of interest-bearing deposits increased to $783.8 million for the year ended September 30, 2008 from $712.7 million for the year ended September 30, 2007 while the average cost of deposits decreased from 4.40% to 3.50% during the same periods, respectively. Growth in average total deposits during 2008 was the result of growth in core deposits and CDARS time deposits partially offset by a decline in the balance of brokered time deposits. This change in the mix of deposits combined with lower market interest rates resulted in a lower average cost during 2008. See *Business Strategy and Products.*

Interest expense on advances from the Federal Home Loan Bank decreased $800,000, or 9.1%, to $8.0 million during the year ended September 30, 2008 compared to $8.8 million for the year ended September 30, 2007 as the result of a decrease in the average cost partially offset by an increase in the average balance. The average balance increased to $224.5 million for the year ended September 30, 2008 from $168.5 million for the year ended September 30, 2007 while the average cost decreased from 5.20% to 3.54% during the same period, respectively. The increased average balance resulted from additional borrowings, which were used to fund asset growth and replace higher-cost maturing brokered certificates of deposit. The decreased average cost was the result of lower market interest rates during the 2008 period.

Interest expense on borrowings from the Federal Reserve Bank increased to $776,000 during the year ended September 30, 2008 compared to $42 for the year ended September 30, 2007 as the result of an increase in the average balance. The average balance increased to $34.1 million for the year ended September 30, 2008 from $1,000 for the year ended September 30, 2007. The average cost of these borrowings during the year ended September 30, 2008 was 2.28%. During 2008, the Company supplemented its wholesale borrowing needs with lower-cost, short-term borrowings from the discount window of the Federal Reserve. The proceeds of these borrowings were used to fund asset growth and replace higher-cost maturing brokered certificates of deposit.

PROVISION FOR LOAN LOSSES

The ***provision for loan losses*** for the year ended September 30, 2008 was $7.7 million compared to $3.9 million for the same period a year ago. The provision for loan losses in 2008 related primarily to increased charge-offs, an increase in the level of non-performing loans and substantial growth in performing commercial loans, which carry a higher level of inherent risk than residential loans. See *Non-Performing Assets and Allowance for Loan Losses.*

NON-INTEREST INCOME

Total non-interest income decreased $6.1 million to $4.9 million for the year ended September 30, 2008 compared to $11.0 million for the year ended September 30, 2007 primarily as the result of $7.9 million in pre-tax losses on investment securities in 2008 compared to $273,000 of gains in 2007. Excluding the gains and losses on the sales of investment securities, non-interest income increased $2.0 million, primarily as the result of increases in mortgage revenues, retail banking fees and investment brokerage revenues.

Gain (loss) on sales of securities totaled a net loss of $7.9 million for the year ended September 30, 2008 compared to a net gain of $273,000 in 2007. The net loss in 2008 was primarily the result of the $7.9 million loss on the sale of the Company's entire portfolio of Fannie Mae preferred stock, consisting of 350,000 shares of 8.25% Series S fixed-rate preferred stock, which was classified as available for sale. The announcement on September 7, 2008 that the Treasury Department was placing Fannie Mae into conservatorship and eliminating dividends on its common and preferred securities caused the market value of these securities to fall to minimal levels. Management determined these securities no longer met the Company's investment criteria.

Mortgage revenues increased 23.7% to $6.1 million during the year ended September 30, 2008 on loan sales of $1.32 billion, compared to mortgage revenues of $4.9 million during the year ended September 30, 2007 on loan sales of $1.34 billion. The Company experienced a modest reduction in loan sales activity in the last half of fiscal 2008 as the result of weakened loan demand caused by an overall shrinkage in the number of qualified, credit-worthy borrowers in the market as many potential borrowers were impacted by the national credit crisis. However, the Company realized higher gross revenue margins during 2008 due to a shift in the mix of the types of loans originated on products with higher sales margins, such as loans guaranteed by the FHA, and due to reduced market competition and lower direct origination costs, primarily personnel costs.

Retail banking fees increased 16.1% to $4.0 million in 2008 compared to $3.4 million for 2007 driven primarily by growth in retail checking accounts. See *Business Strategy and Products.*

Investment brokerage revenues increased 54.6% to $1.0 million for the year September 30, 2008 compared to $663,000 for the same period a year ago. The Company operates an investment brokerage division whose operations consist principally of brokering bonds from wholesale brokerage houses to bank, municipal and individual investors. Revenues are generated on trading spreads and fluctuate with changes in trading volumes and market interest rates. The increased revenues in 2008 were the result of successful sales efforts to new customers combined with an improved bond sales environment caused by the steepened interest-rate yield curve.

Other non-interest income decreased $112,000 to $562,000 for the year ended September 30, 2008 from $675,000 for the year ended September 30, 2007 primarily as the result of a lower fees received from a correspondent bank, which offset service fees charged, due to a reduction of the crediting rate for the Bank's funds they held pending outstanding check clearings.

NON-INTEREST EXPENSE

Total non-interest expense increased $6.4 million, or 28.3%, to $29.2 million for the year ended September 30, 2008 compared to $22.8 million for the year ended September 30, 2007. Non-interest expense for 2008 included a $1.6 million charge for the separation payment, related payroll taxes and legal expenses resulting from the resignation of the Company's former chief executive officer on May 1, 2008. In addition, the strategic growth in the number of banking locations in 2007 significantly increased non-interest expense during the 2008 period.

Salaries and employee benefits expense increased $2.9 million, or 25.7%, to $14.1 million for the year ended September 30, 2008 from $11.2 million for the year ended September 30, 2007. Expense for 2008 included $1.4 million in separation payments resulting from the resignation of the Company's former chief executive officer. In addition, the increase resulted from the expenses associated with the additional employees at the new Clayton and downtown St. Louis bank locations opened during the second half of calendar year 2007 and staff expansion necessary to support increased commercial loan activity.

Occupancy, equipment and data processing expense increased $1.5 million to $7.2 million for the year ended September 30, 2008 from $5.8 million for the year ended September 30, 2007. The increase was primarily due to the new Clayton and downtown St. Louis bank locations and increased data processing costs related to increased loan and deposit activity.

Advertising expense decreased $168,000 to $1.3 million for the year ended September 30, 2008 compared to $1.4 million for the year ended September 30, 2007 primarily due to a reduction in the overall level of advertising during 2008.

Professional fees increased $143,000 to $1.5 million for the year ended September 30, 2008 from $1.4 million for the year ended September 30, 2007. The increase was primarily due to $123,000 in legal expenses incurred in 2008 related to the resignation of the Company's former chief executive officer.

Gain on derivative instruments decreased $190,000 to $396,000 for the year ended September 30, 2008 from $586,000 for the year ended September 30, 2007. The Company entered into interest-rate swap agreements during November 2004, which were designed to convert the fixed rates paid on certain brokered certificates of deposits into variable, LIBOR-based rates. The Company uses long-haul, fair-value, hedge accounting. Under this method, any hedge ineffectiveness was deemed not material and the impact was recognized as a charge or credit to earnings during the period in which the change occurred. Because of the declining interest rate environment during 2008, all of the interest-rate swap agreements outstanding at September 30, 2007 were called by the counterparties during 2008.

Real estate foreclosure losses and expense, net includes realized losses on the final disposition of foreclosed properties, additional write-downs for declines in the fair market values of properties, which occur subsequent to foreclosure and expenses incurred in connection with maintaining the properties until they are sold. Real estate foreclosure losses and expense, net increased $1.3 million to $1.9 million for the year ended September 30, 2008 compared to $597,000 in 2007. The increases were generally due to the overall increased foreclosure activity and the related realized losses on sales, including a $357,000 loss on the sale of a $2.3 million commercial office building in St. Louis County, Missouri. See *Non-Performing Assets and Allowance for Loan Losses.*

Data processing termination expense totaled $220,000 for the year ended September 30, 2007 due to the write off of capitalized expenses related to the termination of a contract to convert the Company's core data processing system. The Company recovered $180,000 of this expense during the year ended September 30, 2008.

FDIC deposit insurance premium expense increased $665,000 to $749,000 for year ended September 30, 2008 compared to $84,000 for the year ended September 30, 2007. The increase was primarily the result of the final utilization, during the quarter ended December 31, 2007, of the one-time assessment credit that was provided to eligible insured depository institutions under the Federal Deposit Insurance Reform Act of 2005. On October 7, 2008, the Board of Directors of the FDIC announced a proposed restoration plan accompanied by a notice of proposed rulemaking that would increase the rates banks pay for deposit insurance, while at the same time making adjustments to the system that determines what rate a bank pays the FDIC. Management believes that these proposed changes to the FDIC insurance rates will increase the Company's FDIC deposit premium expense in 2009.

Other non-interest expense increased $326,000, or 19%, to $2.0 million for the year ended September 30, 2008 compared to $1.7 million for the year ended September 30, 2007. The increase was primarily due to a $95,000 increase in charitable contributions, $69,000 increase in telephone expense associated with the new locations and increased activity, and $87,000 of expense associated with the amortization of the Company's investment in purchased federal and state tax credits related to affordable and historic rental housing units for low-income individuals and families.

INCOME TAXES

The ***provision for income taxes*** decreased from $4.5 million for the year ended September 30, 2007 to $684,000 for the year ended September 30, 2008. The effective tax rate was 19.2% in 2008 compared to 33.4% in 2007. The lower effective tax rate in 2008 was primarily the result of a reduction in income tax expense related to the loss on the sale of Fannie Mae preferred stock and the impact of income from bank-owned life insurance, which is non-taxable.

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Non-performing assets at September 30, 2008 and 2007 are summarized as follows:

	SEPTEMBER 30, 2008	SEPTEMBER 30, 2007
	Dollars in thousands	
Non-accrual loans:		
Residential real estate:		
First mortgage	$ 5,904	$ 1,780
Second mortgage	752	302
Home equity	1,695	554
Commercial:		
Commercial and multi-family real estate	1,125	3,708
Real estate construction and development	133	–
Commercial and industrial	341	–
Consumer and other	160	105
Total non-accrual loans	10,110	6,449
Accruing loans past due 90 days or more:		
Residential real estate:		
First mortgage	2,543	2,212
Second mortgage	–	352
Home equity	1,468	1,064
Commercial and multi-family real estate	231	44
Consumer and other	7	150
Total accruing loans past due 90 days or more	4,249	3,822
Troubled debt restructured:		
Residential real estate:		
First mortgage	4,985	209
Second mortgage	670	–
Home equity	112	–
Commercial and industrial	537	–
Total troubled debt restructured	6,304	209
Total non-performing loans	20,663	10,480
Real estate acquired in settlement of loans:		
Residential real estate	3,519	3,090
Total real estate acquired in settlement of loans	3,519	3,090
Other non-performing assets	237	43
Total non-performing assets	**$ 24,419**	**$ 13,613**
Ratio of non-performing loans to total loans receivable	1.88%	1.09%
Ratio of non-performing assets to total assets	1.87%	1.20%
Ratio of allowance for loan losses to non-performing loans	61.76%	99.44%

Non-performing loans increased to $20.7 million, or 1.88% of total loans, at September 30, 2008 from $10.5 million, or 1.09% of total loans, at September 30, 2007. The increase was primarily due to a $4.1 million increase in non-accruing residential first mortgage loans, a $1.1 million increase in non-accruing home equity loans and a $6.1 million increase in restructured loans, primarily residential first mortgage loans, partially offset by a $2.1 million decrease in non-accrual commercial and multi-family real estate loans. The significant increases were generally due to the weakened economic environment and softening real estate market. The decrease in non-accrual commercial and multi-family real estate loans was due primarily to the foreclosure and subsequent sale during 2008 of a $2.3 million loan secured by commercial real estate, which was classified as non-accrual at September 30, 2007.
The ratio of the allowance for loan losses to non-performing loans was 61.76% at September 30, 2008 compared to 99.44% at September 30, 2007. The decline in the ratio of the allowance to non-performing loans at September 30, 2008 was due to a change in the mix of non-performing loans during 2008, specifically increased residential first mortgage loans, which represented 65% of total non-performing loans at September 30, 2008 compared to 40% at

September 30, 2007. These loans carry a lower level of inherent risk than other types of loans in the Company's portfolio, especially compared to second mortgage loans and home equity lines of credit where the Company often does not own or service the first mortgage loan.

Accruing loans greater than 90 days past due increased from $3.8 million at September 30, 2007 to $4.2 million at September 30, 2008, primarily as the result of a $734,000 increase in residential real estate first mortgage and home equity loans. Loans are placed on non-accrual status when, in the opinion of management, there is reasonable doubt as to the collectability of interest or principal. Management considers many factors before placing a loan on non-accrual, including the overall financial condition of the borrower, the progress of management's collection efforts and the value of the underlying collateral.

Troubled debt restructurings increased to $6.3 million at September 30, 2008 compared to $209,000 at September 30, 2007. Troubled debt restructurings at September 30, 2008 consisted of 39 residential mortgage loans totaling $5.8 million and one commercial loan totaling $537,000. The restructured terms of the loans generally included a reduction of the interest rates and the addition of past due interest to the principal balance of the loans. Management is actively working with cooperative borrowers in an effort to restructure past due loans so they are affordable and to preserve the equity the borrowers have in their homes. Interest income on restructured loans is accrued at the reduced rate as long as the borrower complies with the revised terms and conditions. At September 30, 2008, restructured loans totaling $1.3 million were past due 30 days or more under the restructured loan terms.

Real estate acquired in settlement of loans totaled $3.5 million at September 30, 2008 compared to $3.1 million at September 30, 2007. The balance at September 30, 2008 consisted of 37 residential real estate properties, five residential construction properties and two building lots in the Company's two primary market areas of St. Louis and Kansas City.

The total balance of impaired loans at September 30, 2008 and 2007 was $16.7 million and $6.7 million, respectively. See *Note 6 of Notes to the Consolidated Financial Statements.*

The following table is a summary of the activity in the allowance for loan losses for the years ended September 30, 2008 and 2007:

	2008	2007
Balance, beginning of year	$ 10,421,304	$ 7,817,317
Provision charged to expense	7,734,641	3,855,257
Charge-offs, net of recoveries:		
Residential real estate:		
First mortgage	938,006	192,874
Second mortgage	1,599,810	521,216
Home equity lines of credit	1,450,201	279,430
Commercial:		
Commercial and multi-family real estate	374,000	-
Real estate construction and development	454,688	119,000
Commercial and industrial	355,529	-
Consumer and other	222,179	138,750
Total charge-offs, net	5,394,413	1,251,270
Balance, end of year	**$ 12,761,532**	**$ 10,421,304**

The following table contains a breakdown of the principal balance of loans receivable at September 30, 2008 by major category and the ratio of net charge-offs to the average balance of each major category for the years ended September 30, 2008 and 2007 and the average annual charge-offs for the five years ended September 30, 2008 and 2007.

	Principal Balance at September 30,	Net Charge-offs as a Percent of Average Loan Category: Year Ended September 30,		Annualized Five Years Ended September 30,	
	2008	2008	2007	2008	2007
			Dollars in thousands		
Residential real estate:					
First mortgage	$ 253,132	0.41%	0.13%	0.18%	0.10%
Second mortgage	86,349	1.72	0.47	0.60	0.16
Home equity lines of credit	225,357	0.64	0.13	0.19	0.05
Commercial [1]	530,783	0.24	0.03	0.10	0.02
Consumer and other	6,895	0.15	0.11	0.15	0.17
Total loans receivable	**$1,102,517**	**0.52%**	**0.14%**	**0.21%**	**0.10%**

(1) Commercial includes real estate construction and development, commercial and multi-family real estate, and commercial and industrial loans.

Net charge-offs for the year ended September 30, 2008 increased $4.1 million to $5.4 million, or 0.52% of average total loans receivable, compared to $1.3 million, or 0.14% of average loans receivable, in 2007, and to a five-year historical average of 0.10% for the five years ended September 30, 2007. Home equity lines of credit and residential real estate second mortgage loans accounted for over half of the 2008 charge-offs. Because the Company generally does not own or service the first mortgage on the properties securing these types of loans, charge-offs are generally higher than those experienced on first mortgage real estate loans. In addition, because the Company's loan portfolio is typically collateralized by real estate, losses occur more frequently when property values are declining and borrowers are losing equity in the underlying collateral. Recent declines in residential real estate values in the Company's market areas, as well as nationally, contributed to the increased charge-offs in 2008. The Company has not engaged in sub-prime lending activities.

Management believes that the amount maintained in the allowance will be adequate to absorb probable losses inherent in the portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations. While management believes it has established the allowance for loan losses in accordance with U.S. generally accepted accounting principles, there can be no assurance that the Bank's regulators, in reviewing the Bank's loan portfolio, will not request the Bank to significantly increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that a substantial increase will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses will adversely affect the Company's financial condition and results of operations. See *Note 1 of Notes to the Consolidated Financial Statements* for a description of management's allowance for loan losses methodology.

FINANCIAL CONDITION

Cash and cash equivalents increased $5.3 million to $29.1 million at September 30, 2008 from $23.8 million at September 30, 2007. Cash balances included overnight investments in federal funds of $647,000 at September 30, 2008 compared to $3.3 million at September 30, 2007. These funds are generally used to fund the Company's daily liquidity needs. The primary sources of cash are increases in deposits and borrowings from the FHLB and the Federal Reserve.

Debt securities held to maturity decreased from $6.0 million at September 30, 2007 to $0 at September 30, 2008 and ***debt securities available for sale*** decreased from $7.0 million at September 2007 to $0 at September 30, 2008. Debt securities are generally held to provide sufficient collateral for certain large deposit relationships. During 2008, the Company liquidated its portfolio of debt securities either through sale of debt securities available for sale or maturity of debt securities held to maturity and replaced them with higher-yielding mortgage-backed securities.

Mortgage-backed securities available for sale increased $7.5 million to $10.2 million at September 30, 2008 from $2.7 million at September 30, 2007 while ***mortgage-backed securities held to maturity*** increased to $15.7 million at September 30, 2008 from $371,000 at September 30, 2007. Such securities are primarily held as collateral to secure large commercial and municipal deposits. The total balance held in these securities is adjusted as individual securities repay to reflect fluctuations in the balances of the deposits they are securing. The increase in mortgage-backed securities held to maturity resulted primarily from the securitization of $16.3 million of loans receivable held in the Company's loan portfolio into Fannie Mae mortgage-backed securities during April 2008.

Capital Stock of the Federal Home Loan Bank increased $2.6 million to $10.9 million at September 30, 2008 from $8.3 million at September 30, 2007, in response to the increase in FHLB borrowings. The Bank is generally required to hold stock equal to 5% of its total FHLB borrowings.

Loans held for sale increased $13.4 million to $72.0 million at September 30, 2008 from $58.5 million at September 30, 2007. These balances represent loans closed in the name of the Bank, which are committed in advance of closing to be sold to investors. Since these loans are pre-sold, primarily at a pre-determined price on a best-efforts basis, they are not subject to changes in market value as a result of changes in market interest rates. The Bank typically receives proceeds from the sale of these loans to investors within 30 days of loan closing and benefits from interest income while awaiting sales delivery.

Bank-owned life insurance increased $2.5 million to $27.6 million at September 30, 2008 from $25.1 million at September 30, 2007. The increase was attributable to appreciation of the cash surrender values of existing policies. Increases in cash surrender values are treated as other income and are tax-exempt. If the cash surrender values of the policies are liquidated, the gains would retroactively be taxed.

Deferred tax assets increased $3.0 million to $8.1 million at September 30, 2008 from $5.1 million at September 30, 2007, primarily as the result of a $2.0 million increase related to capital loss carryovers generated by losses on the sales of equity securities during September 2008. Almost all of these capital loss carryovers were related to the sale of the Company's entire portfolio of Fannie Mae preferred stock. At the time of sale, the losses on the sale of the Fannie Mae preferred stock were classified as capital losses for Federal income tax purposes and, accordingly, could only be deducted on the Company's income tax return to the extent they could be used to offset capital gains. On October 3, 2008, the Emergency Economic Stabilization Act of 2008 was enacted, which provided ordinary loss treatment (subject to restrictions) for sales by financial institutions of devalued preferred stock of Fannie Mae and Freddie Mac sold between January 1, 2008 and September 6, 2008, or held as of September 6, 2008. However, under Statement of Accounting Standards No. 109, *Accounting for Income Taxes* ("FAS 109"), these losses must be treated as capital losses for financial accounting purposes at September 30, 2008, but will be treated as ordinary losses during the quarter ended December 31, 2008.

A valuation allowance should be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance at September 30, 2008 or 2007 because management believes that all criteria for recognition have been met, including the existence of a history of taxes paid or qualifying tax planning strategies that are sufficient to support the realization of deferred tax assets.

Advances from the Federal Home Loan Bank of Des Moines increased $52.2 million to $210.6 million at September 30, 2008 from $158.4 million at September 30, 2007 and ***borrowings from the Federal Reserve Bank*** increased to $40.0 million at September 30, 2008 from $0 at September 30, 2007. The Company supplements its primary funding source, retail deposits, with wholesale funding sources consisting of borrowings from the FHLB, brokered certificates of deposit acquired on a national level and short-term borrowings from the discount window of the Federal Reserve Bank of St. Louis. Management actively chooses between these wholesale funding sources depending on their relative costs. The increased balances were used to fund asset growth and replace maturing brokered certificates of deposit.

Note payable increased $4.7 million to $7.6 million at September 30, 2008 from $3.0 million at September 30, 2007. The increase was due to additional borrowings drawn under a line of credit with a correspondent bank. The Company uses this borrowing to provide capital contributions to the Bank.

Due to other banks decreased $3.1 million to $14.4 million at September 30, 2008 from $17.5 million at September 30, 2007. Due to other banks represents unremitted payments for bank and cashier checks issued by the Bank. The decrease represents a decrease in check activity on the final day of the fiscal year end. In the normal course of business, settlement for amounts due to other banks is made on the following business day.

Total stockholders' equity increased $1.6 million to $82.4 million at September 30, 2008 from $80.8 million at September 30, 2007. The increase was due primarily to growth in retained earnings driven by net income of $2.9 million and proceeds from stock options exercised of $1.2 million, partially offset by regular cash dividends paid of $3.7 million and the repurchase of 51,898 shares of the Company's common stock at a total cost of $593,000. Substantially all of the 2008 shares repurchases were made during the six months ended March 31, 2008, as the Company significantly reduced repurchase activity during the last half of fiscal year 2008. At September 30, 2008, the Company had approximately 384,000 remaining shares that it could repurchase under a share repurchase program announced in February 2007.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

OVERVIEW

Net income for the year ended September 30, 2007 declined 8.7% to $9.0 million, or $0.88 per diluted share, compared to $9.8 million, or $1.01 per diluted share, for the year ended September 30, 2006. Results for 2006 included a $2.5 million gain on the sale of the Company's only full-service bank location in Kansas City, resulting in an after-tax gain of approximately $1.5 million, or $0.16 per diluted share. In addition, fiscal 2007 earnings were negatively impacted by a $3.9 million provision for loan losses, which was a $2.4 million increase compared to the previous year. Return on average assets and return on average equity were 0.85% and 11.07%, respectively, during 2007 compared to 1.14% and 14.98%, respectively, during 2006.

NET INTEREST INCOME

Net interest income increased $4.3 million to $29.1 million in fiscal 2007 compared to $24.8 million in fiscal 2006 due to an increase in net interest-earning assets partially offset by a decline in the net interest margin. The average balance of interest-earning assets increased $178.9 million to $978.2 million during fiscal 2007, compared to $799.4 million for fiscal 2006 due primarily to loan growth. The net interest margin declined 15 basis points to 2.97% in fiscal 2007 from 3.12% in fiscal 2006, resulting primarily from the higher cost of time deposits and wholesale borrowings used to fund the growth in the loan portfolio. During the year ended September 30, 2007, the average cost of deposits increased 85 basis points to 4.40% compared to a 50 basis point increase in the yield on loans to 7.43%. The net interest margin was also negatively impacted during 2007 by the narrowing spreads on loans held for sale. The average yield on such loans increased 2 basis points during fiscal 2007 to 6.20% while the average rate on borrowings from the FHLB used to fund these loans increased 57 basis points to 5.20%.

Interest income increased $17.1 million to $70.9 million for fiscal 2007 compared to $53.8 million for fiscal 2006. Interest income increased primarily due to a rise in the average balance of loans receivable, which increased $162.0 million to $878.1 million for fiscal 2007, combined with an increase in the average yield on loans to 7.43% in fiscal 2007 from 6.93% in fiscal 2006 due to higher market interest rates. Loans receivable grew $164.6 million, or 21.0%, during fiscal 2007 to $949.8 million at September 30, 2007. Commercial loans, which generally carry higher interest rates than residential mortgage loans, fueled 77.1% of the growth in the retained loan portfolio during the year ended September 30, 2007, with the remaining growth coming from residential, home equity loans and consumer loans. Interest income was also positively impacted by a $15.9 million increase in the average balance of loans held for sale during fiscal 2007.

Interest expense increased $12.8 million to $41.8 million for fiscal 2007 compared to $29.0 million for fiscal 2006 due to changes in both the cost and average balance of interest-bearing liabilities. The average cost of interest-bearing liabilities increased from 3.90% for fiscal year 2006 to 4.63% for the fiscal year 2007 as market interest rates increased in response to increased market competition.

Interest expense on deposits increased $11.7 million to $31.3 million for the year ended September 30, 2007 compared to $19.6 million for the year ended September 30, 2006. The average balance of interest-bearing deposits increased $160.0 million during fiscal 2007 to $712.7 million at September 30, 2007. The average cost of deposits increased to 4.40% in fiscal 2007 from 3.55% in 2006 primarily as the result of rising market interest rates. The Bank realized strong, well-balanced growth in money market, checking account, and certificate of deposit products from both commercial and retail depositors. Brokered deposits increased $71.9 million during the year from $118.5 million at September 30, 2006 to $190.4 million at September 30, 2007. The deposit growth was used primarily to support loan growth.

Interest expense on FHLB borrowings increased $978,000 to $8.8 million for the year ended September 30, 2007 compared to $7.8 million for the year ended September 30, 2006 almost entirely as the result of the market-driven increase in the average cost to 5.20% during 2007 from 4.63% during 2006. The Company typically relies on wholesale funds for incremental liquidity due to the Bank's relatively high loan to deposit ratio of 115.6%.

ALLOWANCE FOR LOAN LOSSES AND PROVISION FOR LOSSES ON LOANS

The allowance for loan losses was $10.4 million at September 30, 2007, or 1.09% of total loans and 99.44% of non-performing loans, compared to $7.8 million at September 30, 2006, or 0.99% of total loans and 115.89% of non-performing loans. The increased allowance was generally attributable to growth in the Company's commercial loan portfolio and an increase in non-performing loans. See *Note 1 of Notes to the Consolidated Financial Statements* for a description of management's methodology and *Note 6* for a summary of activity in the allowance for loan losses.

The provision for loan losses for the year ended September 30, 2007 was $3.9 million compared to $1.5 million for the same period a year ago. The significant increase in the provision for loan losses was due to significant growth in the loan portfolio, especially in commercial loans, which carry a higher risk of default, and also to increased charge-offs and an increase in the level of non-performing loans.

Net charge-offs for the year ended September 30, 2007 totaled $1.3 million, or 0.14% of average loans, compared to $772,000, or 0.10% of average loans, for the same period a year ago. Net charge-offs in 2007 included $193,000 in charge-offs on single-family residential first mortgage loans, $521,000 in charge-offs on single-family residential second mortgage loans and $279,000 in charge-offs on home equity loans. Management adheres to specific loan underwriting guidelines focusing primarily on residential and commercial real estate and home equity loans secured by one- to four-family and commercial properties and, as the result, while charge-offs in 2007 have increased significantly, the Company's five-year average annual charge-off experience has been low, totaling only $565,000 or 0.10% of average loans. The Company was historically a lender of only one- to four-family conforming residential loans. Today, the Company has expanded its loan portfolio to include higher-risk home equity, commercial and construction loans. Because the Company's loan portfolio is typically collateralized by real estate, losses occur more frequently when property values are declining and borrowers are losing equity in the underlying collateral. Declines in residential real estate values in the Company's market areas, as well as nationally, contributed to the increased charge-offs during 2007.

NON-INTEREST INCOME

Total non-interest income decreased $1.4 million to $11.0 million for the year ended September 30, 2007 compared to $12.5 million for the year ended September 30, 2006. In February 2006, the Bank sold its Kansas City banking location, resulting in a $2.5 million gain. Excluding this gain, non-interest income increased $1.0 million, primarily as the result of increases in mortgage revenues and retail banking fees.

Mortgage revenues increased 6.5% to $4.9 million during the year ended September 30, 2007 on loan sales of $1.34 billion, compared to mortgage revenues of $4.6 million during the year ended September 30, 2006 on loan sales of $1.15 billion. The growth in loan sales was due primarily to the expansion of the residential mortgage sales staff and resulted in higher revenues during 2007.

Retail banking fees increased 12.6% to $3.4 million in 2007 compared to $3.0 million for 2007 driven primarily by growth in retail checking accounts.

Investment brokerage revenues totaled $663,000 for the year ended September 30, 2007 compared to $598,000 in fiscal 2006. The investment division's activities consist primarily of brokering bonds to other community banks, municipalities and high net worth individuals. The volatile interest rate market greatly impacted the division's ability to sell bonds during 2007.

Insurance commissions decreased to $38,000 for the year ended September 30, 2007 compared to $216,000 for the year ended September 30, 2006. Insurance commissions stem primarily from revenue received for brokering annuity sales for insurance companies. Since these products often compete directly with the Company's deposit products, these activities were significantly scaled back during fiscal 2007.

Bank-owned life insurance income increased $169,000 to $1.0 million for the year ended September 30, 2007 from $847,000 for the year ended September 30, 2006, primarily as the result of a full year of income earned in 2007 on $6.5 million of additional policies purchased during February and March of 2006.

Other income increased $25,000 to $675,000 for the year ended September 30, 2007 from $649,000 for the year ended September 30, 2006. The increase resulted primarily from increased fee income from checks drawn on a correspondent bank's checking account, receipt of a litigation settlement totaling $53,000, net of expenses, and increased rental income collected from tenants in one of the Bank's office buildings.

NON-INTEREST EXPENSE

Total non-interest expense increased $2.3 million, or 11%, to $22.8 million for the year ended September 30, 2007 compared to $20.5 million for the year ended September 30, 2006. The ratio of non-interest expense to average assets decreased to 2.22% for fiscal 2007 compared to 2.36% for fiscal 2006, primarily as the result of cost-effective growth in average assets.

Salaries and employee benefits expense increased $1.3 million, or 13.3%, to $11.2 million for the year ended September 30, 2007 from $9.9 million for the year ended September 30, 2006 as the result of additional employees hired to staff the new bank locations and to support increased loan activity. The number of full-time equivalent employees increased from 361 at September 30, 2006 to 421 at September 30, 2007.

Occupancy and equipment expense increased $677,000 to $5.8 million for the year ended September 30, 2007 from $5.1 million for the year ended September 30, 2006. The increase in expense was due primarily to the addition of the Richmond Heights location, which opened in January 2007.

Advertising expense increased $300,000 to $1.4 million for the year ended September 30, 2007 compared to $1.1 million for the year ended September 30, 2006. The increase resulted from higher television and newspaper advertising during 2007 as the Bank increased its marketing efforts related to the new bank locations and new products.

Gain on derivative instruments increased $781,000 during the year to $586,000 for the year ended September 30, 2007 compared to a loss of $194,000 for the year ended September 30, 2006. During the first quarter of fiscal year 2006, changes in the estimated fair values of these derivatives were recognized as charges or credits to earnings, as appropriate, during the periods in which the changes occurred. Effective January 1, 2006, the Company began using long-haul, fair-value, hedge accounting. The increased gain in 2007 was the result of a shorter duration on the derivative instruments at September 30, 2007 compared to September 30, 2006.

Data processing termination expense totaled $220,000 for the year ended September 30, 2007 due to the write-off of capitalized expenses related to the termination of a contract to convert the Company's core data processing system. There was no such expense in the prior fiscal year.

INCOME TAXES

The ***provision for income taxes*** decreased from $5.4 million for the year ended September 30, 2006 to $4.5 million for the year ended September 30, 2007. The effective tax rate was 33.4% in 2007 compared to 35.5% in 2006. The lower effective tax rate in 2007 was primarily the result of an increase in bank-owned life insurance income, which is non-taxable.

RECENT DEVELOPMENTS

The U.S. and global economies have experienced and are experiencing significant stress and disruptions in the financial sector. Dramatic slowdowns in the housing industry with falling home prices and increasing foreclosures and unemployment have resulted in major issues for financial institutions, government-sponsored entities and investment banks. These issues have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, and in some cases, to fail.

In response to the financial crisis affecting the banking and financial markets, in October 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law to stabilize and provide liquidity to the U.S. financial markets.

As part of that legislation, the U.S. Treasury announced that it has been authorized to purchase equity positions in U.S. financial institutions. Under this program, known as the Troubled Asset Relief Program Capital Purchase Program (the "TARP Capital Purchase Program"), the U.S. Treasury will make $250 billion of capital available to U.S. financial institutions, which for certain public institutions like the Company, will be in the form of preferred stock. In conjunction with the purchase of preferred stock, the Treasury will receive warrants to purchase common stock with an aggregate market price equal to 15% of the total amount of the preferred investment. Participating financial institutions will be required to adopt the Treasury's standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the TARP Capital Purchase Program and will be restricted from increasing dividends to common shareholders or repurchasing common stock for three years without the consent of the Treasury.

Further, after receiving a recommendation from the boards of the Federal Deposit Insurance Corporation and the Federal Reserve System, the Treasury signed the systemic risk exception to the FDIC Act, enabling the FDIC to temporarily provide a 100% guarantee of the senior debt of all FDIC-insured institutions and their holding companies, as well as deposits in non-interest bearing transaction deposit accounts under a Temporary Liquidity Guarantee Program. Coverage under the Temporary Liquidity Guarantee Program is available for 30 days without charge and thereafter at a cost of 75 basis points per annum for senior unsecured debt and 10 basis points per for non-interest bearing transaction deposits.

The Company has made a decision to participate in the Temporary Liquidity Guarantee Program and, subsequent to September 30, 2008, applied for $32.5 million in preferred stock in the TARP Capital Purchase Program.

It is not clear at this time what impact the EESA, the TARP Capital Purchase Program, the Temporary Liquidity Guarantee Program, other liquidity and funding initiatives of the Federal Reserve and other agencies that have been previously announced, and any additional programs that may be initiated in the future, will have on the Company and the U.S. and global financial markets.

MARKET RISK ANALYSIS

Market risk is the risk of loss arising from adverse changes in the fair values of financial instruments or other assets caused by changes in interest rates, currency exchange rates, or equity prices. Interest rate risk is the Company's primary market risk and results from timing differences in the repricing of assets and liabilities, changes in relationships between rate indices, and the potential exercise of explicit or embedded options. The Company uses several measurement tools provided by a national asset liability management consultant to help manage these risks. Management provides key assumptions to the consultants, which are used as inputs into the measurement tools. Following is a summary of two different tools management use on a quarterly basis to monitor and manage interest rate risk.

Earnings Simulation Modeling. Net income is affected by changes in the level of interest rates, the shape of the yield curve and the general market pressures affecting current market interest rates at the time of simulation. Many interest rate indices do not move uniformly, creating certain disunities between them. For example, the spread between a thirty-day, prime-based asset and a thirty-day, FHLB advance may not be uniform over time. The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates on interest-earning assets and interest-bearing liabilities. Simulation results are measured as a percentage change in net interest income compared to the static-rate or "base case" scenario. The model considers increases and declines in asset and liability volumes using prepayment assumptions as well as rate changes. Rate changes are modeled gradually over a twelve-month period, referred to as a "rate ramp." The model projects only changes in interest income and expense and does not project changes in non-interest income, non-interest expense, provision for loan losses or the impact of changing tax rates. At September 30, 2008, net interest income simulation showed a positive nine basis point change from the base case in a 200 basis point ramped rising rate environment and a negative four basis point change from the base case in a 100 basis point ramped declining rate environment. The projected decrease in net interest income is within the Asset Liability Committee's guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment. However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table summarizes the results of the Company's income simulation model as of September 30, 2008 and August 31, 2007.

Change in Market Interest Rates	Change in Net Interest Income 2008 Year 1	2008 Year 2	2007 Year 1	2007 Year 2
200 basis point ramped increase	0.9%	0.9%	(2.0%)	(6.2%)
Base case - no change	–	(1.7%)	–	(1.6%)
200 basis point ramped decrease	(0.4%)	(3.7%)	1.8%	0.9%

Net Portfolio Value Analysis. Net portfolio value ("NPV") represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market-risk sensitive instruments in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates with no effect given to any actions management might take to counter the effect of that interest rate movement. The following is a summary of the results of the report compiled by the Company's outside consultant using data and assumptions management provided as of September 30, 2008 and August 31, 2007.

Change in Market Interest Rates	Estimated Change in NPV 2008 Amount (In thousands)	2008 Percent	2007 Amount (In thousands)	2007 Percent
200 basis point increase	$5,866	5.6%	($6,451)	(6.3%)
100 basis point increase	$3,312	3.1%	($2,325)	(2.3%)
Base case - no change	$ 0	–	$ 0	–
100 basis point decrease	($5,178)	(4.9%)	$ 785	0.8%

The preceding table indicates that, at September 30, 2008, in the event of a 200 basis point increase in prevailing market interest rates, NPV would be expected to increase by $5.9 million, or 5.6% of the base case scenario value of $105.5 million. In the event of a decrease in prevailing market rates of 100 basis points, NPV would be expected to decline by $5.2 million or 4.9% of the base case scenario value. The projected decrease in NPV is within the Asset Liability Committee's guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment. However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' estimated fair values and weighted average interest rates at September 30, 2008. Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted Average Rate	Within One Year	One Year to Three Years	After Three Years to Five Years	After Five Years to Ten Years	Beyond Ten Years	Carrying Value Total	Estimated Fair Value
				Dollars in thousands				
INTEREST-SENSITIVE ASSETS								
Loans receivable - net [1]	6.02%	$ 625,199	$ 150,261	$ 126,043	$ 121,354	$ 65,880	$ 1,088,737	$ 1,102,715
Loans held for sale - net [2]	6.08%	71,966	–	–	–	–	71,966	73,189
Mortgage-backed securities - HTM	4.91%	6,526	2	–	247	8,970	15,745	15,608
Mortgage-backed securities - AFS	4.16%	2	1,941	–	–	8,238	10,181	10,181
FHLB stock	4.00%	10,896	–	–	–	–	10,896	10,896
Other	1.75%	548	–	–	–	–	548	548
Total interest-sensitive assets		**$ 715,137**	**$ 152,204**	**$ 126,043**	**$ 121,601**	**$ 83,088**	**$ 1,198,073**	**$ 1,213,137**
INTEREST-SENSITIVE LIABILITIES								
Passbook savings accounts	0.32%	$ 25,829	$ –	$ –	$ –	$ –	$ 25,829	$ 25,829
Checking accounts [3]	2.51%	178,698	–	–	–	–	178,698	178,698
Money market accounts	2.12%	149,141	–	–	–	–	149,141	149,141
Certificate of deposit accounts	3.41%	420,766	39,935	13,241	9,933	1,364	485,239	485,239
FHLB advances	2.67%	149,600	32,000	–	25,000	4,000	210,600	210,269
Note payable	4.57%	7,640	–	–	–	–	7,640	7,640
Other borrowed money	2.25%	40,000	–	–	–	–	40,000	40,000
Subordinated debentures	5.06%	–	–	–	–	19,589	19,589	17,051
Total interest-sensitive liabilities		**$ 971,674**	**$ 71,935**	**$ 13,241**	**$ 34,933**	**$ 24,953**	**$ 1,116,736**	**$ 1,113,867**
OFF-BALANCE SHEET ITEMS								
Operating leases		$ 589	$ 1,030	$ 965	$ 1,484	$ –	$ 4,068	$ 4,068
Commitments to extend credit	6.32%	137,430	–	–	–	–	–	–
Unused lines of credit - residential		235,942	–	–	–	–	–	–
Unused lines of credit - commercial		53,818	–	–	–	–	–	–
Unused lines of credit - consumer		234	–	–	–	–	–	–

(1) Includes non-accrual loans.
(2) Maturity reflects expected committed sales to investors.
(3) Excludes non-interest bearing checking accounts of $76.4 million.

LIQUIDITY RISK

Liquidity risk arises from the possibility that the Company might not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that the cash flow requirements of the Bank's depositors and borrowers, as well as the Company's operating cash needs, are met. The Asset/Liability Management Committee meets regularly to consider the operating needs of the organization. Projected cash flows are prepared for a rolling 180 day period, with significant shortfalls in core deposit products examined and wholesale funding decisions made. Funds are available from a number of sources, including retail deposits, Federal Home Loan Bank advances, short-term borrowings from the Federal Reserve, brokered deposits, other borrowings and loan sales.

The Company maintains adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 2008, the Company had outstanding firm commitments to originate loans of $137.4 million, all of which were on a best-efforts basis and to fulfill commitments under unused lines of credit of $290.0 million. At the same time, certificates of deposit scheduled to mature in one year or less totaled $420.8 million, including $110.4 million of brokered deposits. Based upon historical experience, management believes the majority of maturing retail certificates of deposit will remain with the Bank. Management manages the level of brokered deposits in conjunction with other wholesale funding strategies.

The Company requires funds beyond its ability to generate them internally. The Bank has the ability to borrow funds from the FHLB equal to 35% of the Bank's total assets, subject to collateral verification. Under a blanket agreement, the Bank assigns all investments in FHLB stock, all qualifying first residential mortgage loans and all loans held for sale as collateral to secure the amounts borrowed. At September 30, 2008, the Bank had $76.4 million available under the above-mentioned borrowing arrangement in addition to existing advances of $210.6 million. In addition, the Bank has the ability to borrow funds on a short-term basis (generally maturing overnight to within 28 days) under the Bank's primary credit line at the Federal Reserve's discount window. The Bank had approximately $128.1 million in additional borrowing authority at September 30, 2008 under this arrangement in addition to the $40.0 million in borrowings outstanding at that date and had approximately $224.2 million of commercial loans pledged as collateral under this agreement. Also, as long as the Bank maintains a "well capitalized" position, the Bank can issue deposits through a nationally brokered market. Brokered deposits offer the advantage of large blocks of liquidity.

The Company is a large originator of residential mortgage loans, with more than 81% of these loans sold to the secondary residential mortgage investment community. Consequently, the primary ***source and use of cash in operations*** is to originate loans for sale, which used $1.32 billion in cash during the twelve months ended September 30, 2008 and provided proceeds of $1.32 billion from loan sales.

The primary ***use of cash from investing activities*** is the origination of loans receivable that are held in portfolio. During the year ended September 30, 2008, loan originations decreased $2.4 million from $176.7 million for the year ended September 30, 2007 to $174.3 million for 2008. Other significant uses of cash from investing activities included $53.3 million for the purchase of debt securities available for sale, $38.9 million for the purchase of debt securities held to maturity, $9.1 million for the purchase of equity securities available for sale, $15.3 million for the purchase of FHLB stock, $1.2 million for the purchase or improvement of premises and equipment and $1.5 million for the purchase of bank-owned life insurance. ***Sources of cash from investing activities*** included proceeds from the sale of debt securities available for sale totaling $53.6 million, proceeds from the sale of equity securities available for sale totaling $3.8 million, proceeds from maturities of debt securities held to maturity totaling $45.1 million, proceeds from maturities of debt securities available for sale totaling $7.0 million, proceeds from FHLB stock redemptions of $12.8 million and proceeds from sale of real estate acquired in settlement of loans of $6.6 million.

Supporting the growth in the loan portfolio, the Company's primary ***sources of funds from financing activities*** included a $79.9 million increase in deposits, a $52.2 million increase FHLB advances, a $40.0 million increase in borrowings from the Federal Reserve and a $5 million increase in notes payable. Primary ***uses of cash from financing activities*** included a net decrease in due to other banks of $3.1 million and dividends paid on common stock of $3.7 million.

DERIVATIVES, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has various financial obligations, including obligations that may require future cash payments. The table below presents, as of September 30, 2008, significant fixed and determinable contractual obligations to third parties, excluding accrued interest payable, by payment due date. Further discussion of each obligation is included in the notes to the consolidated financial statements.

		PAYMENTS DUE BY PERIOD			
	Total	Less than 1 Year	1 to Less than 3 Years	3-5 Years	More than 5 Years
		Dollars in thousands			
Time deposits	$ 485,239	$ 420,766	$ 53,177	$ 11,296	$ –
Advances from FHLB	210,600	149,600	32,000	–	29,000
Note payable	7,640	7,640	–	–	–
Subordinated debentures	19,589	–	–	–	19,589
Other borrowings	40,000	40,000	–	–	–
Operating lease obligations	4,068	589	1,030	965	1,484
Total	**$ 767,136**	**$ 618,595**	**$ 86,207**	**$ 12,261**	**$ 50,073**

In the normal course of operations, the Company engages in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in its financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used for general corporate purposes or to manage customers' requests for funding. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk, or to optimize capital. Customer transactions are used to manage customers' requests for funding. The Company is party to interest rate swap agreements, which are designed to convert the fixed rates paid on certain brokered certificates of deposits into variable, LIBOR-based rates. See *Note 20 of Notes to the Consolidated Financial Statements* for further discussion.

CAPITAL RESOURCES

The Company is not subject to any separate capital requirements from those of the Bank. The Bank is required to maintain specific minimum amounts of capital pursuant to Office of Thrift Supervision regulations. These minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its balance sheet by a risk-weighting factor that is defined by federal regulations (e.g., one- to four-family conventional residential loans carry a risk-weighted factor of 50%). See *Note 16 of Notes to the Consolidated Financial Statements* for a summary of the Bank's regulatory capital amounts and ratios at September 30, 2008 and 2007. Subsequent to September 30, 2008, the Company applied for $32.5 million in preferred stock in the Treasury's TARP Capital Purchase Program. See *Recent Developments.*

EFFECT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In March 2008, the FASB issued Staff Position No. FAS 157-2 ("FSP No. 157-2"), which delays the effective date of SFAS No. 157 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years and interim periods beginning after November 15, 2008. Management has evaluated the requirements of SFAS No. 157 and believes it will not have a material effect on the Company's financial condition or results of operations.

In September 2006, the FASB issued Statement No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"), which requires balance sheet recognition of the funded status of pension and other postretirement benefits with the offset to accumulated other comprehensive income. Employers will recognize actuarial gains and losses, prior service cost, and any remaining transition amounts when recognizing a plan's funded status. SFAS No. 158 was effective for the Company beginning October 1, 2007. The adoption of SFAS No. 158 did not have a material effect on the Company's financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of the fiscal year, has not yet issued financial statements for any interim period of such year, and also elects to apply the provisions of SFAS No. 157. Management has evaluated the requirements of SFAS No. 159 and believes it will not have a material effect on the Company's financial condition or results of operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations – A Replacement of FASB Statement No. 141" ("SFAS 141(R)") and Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51" ("SFAS 160"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures certain items in a business combination, as well as disclosures about the nature and financial effects of a business combination. SFAS 160 establishes accounting and reporting standards surrounding noncontrolling interests, or minority interests, which are the portions of equity in a subsidiary not attributable, directly or indirectly, to a parent. The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. Management is currently evaluating the impact of SFAS 141(R) on its accounting for future acquisitions and the impact of SFAS 160 on the Company's consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating the impact of SFAS 161 on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of SFAS No. 109, "Accounting for Income Taxes" ("Interpretation No. 48"), which clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 was effective for the Company beginning October 1, 2007. The adoption of Interpretation No. 48 did not have a material effect on the Company's financial condition or results of operations.

In September 2006, the Emerging Issues Task Force Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," was ratified. This EITF Issue addresses accounting for separate agreements that split life insurance policy benefits between an employer and employee. The Issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements. The effects of applying this Issue must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. The consensus in this Issue is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. Management has evaluated the requirements of the Issue and believes it will not have a material effect on the Company's financial condition or results of operations.

In November 2007, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value through Earnings" ("SAB No. 109"). SAB No. 109 provides revised guidance on the valuation of written loan commitments accounted for at fair value through earnings. Former guidance under SAB No. 105, "Application of Accounting Principles to Loan Commitments," indicated that the expected net future cash flows related to the associated servicing of the loan should not be incorporated into the measurement of the fair value of a derivative loan commitment. The new guidance under SAB No. 109 requires these cash flows to be included in the fair value measurement. The SAB requires this view to be applied on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008. The Company's application of SAB No. 109 in 2008 did not have a material effect on its consolidated financial statements.


Pulaski
Bank

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and of the preparation of our consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2008, using the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has concluded that, as of September 30, 2008, the Company's internal control over financial reporting was effective based on those criteria.

Our independent registered public accountants, KPMG LLP, have audited and issued a report on our internal control over financial reporting, which appears in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries (the Company) as of September 30, 2008 and 2007, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three year period ended September 30, 2008. We also have audited the Company's internal control over financial reporting as of September 30, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share Based Payment,* on October 1, 2005.

KPMG LLP

St. Louis, Missouri
December 12, 2008

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2008 and 2007

	2008	2007
ASSETS		
Cash and amounts due from depository institutions	$ 28,430,409	$ 20,438,008
Federal funds sold and overnight deposits	647,453	3,335,735
Total cash and cash equivalents	**29,077,862**	**23,773,743**
Equity securities available for sale, at fair value	733,000	3,964,629
Debt securities available for sale, at fair value	–	7,043,172
Debt securities held to maturity, at amortized cost (fair value of $5,979,231 at September 30, 2007)	–	5,979,878
Mortgage-backed securities held to maturity, at amortized cost (fair value of $15,607,652 and $399,629 at September 30, 2008 and 2007, respectively)	15,744,497	371,480
Mortgage-backed securities available for sale, at fair value	10,180,666	2,655,202
Capital stock of Federal Home Loan Bank - at cost	10,896,100	8,305,500
Loans held for sale, at lower of cost or market	71,966,443	58,536,280
Loans receivable (net of allowance for loan losses of $12,761,532 and $10,421,304 at September 30, 2008 and 2007, respectively)	1,088,736,516	949,826,147
Real estate acquired in settlement of loans (net of allowance for losses of $417,773 and $74,035 at September 30, 2008 and 2007, respectively)	3,518,806	3,089,656
Premises and equipment, net	19,853,426	20,389,445
Goodwill	3,938,524	3,938,524
Core deposit intangible	361,591	500,668
Accrued interest receivable	5,614,887	6,605,153
Bank-owned life insurance	27,591,986	25,059,509
Deferred tax asset	8,062,641	5,050,795
Other assets	7,873,515	6,375,126
TOTAL ASSETS	**$ 1,304,150,460**	**$ 1,131,464,907**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits	$ 915,311,365	$ 835,488,696
Advances from the Federal Home Loan Bank	210,600,000	158,400,000
Borrowings from the Federal Reserve Bank	40,000,000	–
Note payable	7,640,000	2,980,000
Subordinated debentures	19,589,000	19,589,000
Advance payments by borrowers for taxes and insurance	3,667,014	2,957,793
Accrued interest payable	1,505,949	2,530,722
Due to other banks	14,377,831	17,484,741
Other liabilities	9,098,795	11,229,464
Total liabilities	**1,221,789,954**	**1,050,660,416**
STOCKHOLDERS' EQUITY :		
Preferred stock - $.01 par value per share, 1,000,000 shares authorized; none issued	–	–
Common stock - $.01 par value per share, 18,000,000 shares authorized; 13,068,618 shares issued at September 30, 2008 and 2007, respectively	130,687	130,687
Treasury stock - at cost (2,853,078 and 3,133,228 shares at September 30, 2008 and 2007, respectively)	(16,278,615)	(17,040,449)
Treasury stock - Equity Trust (226,992 and 230,225 shares at September 30, 2008 and 2007, respectively)	(2,771,883)	(3,030,198)
Additional paid-in capital	51,987,198	50,560,264
Accumulated other comprehensive loss, net	(97,394)	(66,283)
Retained earnings	49,390,513	50,250,470
Total stockholders' equity	**82,360,506**	**80,804,491**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,304,150,460**	**$ 1,131,464,907**

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years ended September 30, 2008, 2007 and 2006

	2008	2007	2006
INTEREST AND DIVIDEND INCOME:			
Loans receivable	$ 71,170,220	$ 69,212,344	$ 52,591,369
Securities	941,827	880,129	489,020
Mortgage-backed securities	562,106	157,947	202,196
FHLB stock	498,385	441,599	327,261
Other	93,009	232,701	233,080
Total interest and dividend income	**73,265,547**	**70,924,720**	**53,842,926**
INTEREST EXPENSE:			
Deposits	27,441,443	31,337,497	19,624,756
Advances from Federal Home Loan Bank	7,955,576	8,755,206	7,777,403
Borrowings from the Federal Reserve Bank	776,048	42	–
Note payable	241,786	225,922	235,483
Subordinated debentures	1,238,106	1,515,214	1,389,369
Total interest expense	**37,652,959**	**41,833,881**	**29,027,011**
NET INTEREST INCOME	35,612,588	29,090,839	24,815,915
PROVISION FOR LOAN LOSSES	7,734,641	3,855,257	1,501,375
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	27,877,947	25,235,582	23,314,540
NON-INTEREST INCOME:			
Retail banking fees	3,963,420	3,414,779	3,033,494
Mortgage revenues	6,111,359	4,942,452	4,640,820
Loss on loan pool sales	–	–	(122,299)
Investment brokerage revenues	1,024,291	662,566	597,814
Insurance commissions	91,173	37,793	216,279
(Loss) gain on sales of securities available for sale	(7,870,267)	273,170	123,188
Gain on sale of branch	–	–	2,473,853
Bank-owned life insurance income	1,032,477	1,015,811	846,718
Other	562,157	674,572	649,366
Total non-interest income	**4,914,610**	**11,021,143**	**12,459,233**
NON-INTEREST EXPENSE:			
Salaries and employee benefits	14,056,359	11,178,161	9,861,668
Occupancy, equipment and data processing expense	7,218,894	5,760,423	5,083,266
Advertising	1,256,538	1,424,076	1,124,269
Professional services	1,496,040	1,352,862	1,236,742
Postage, document delivery and office supplies expense	1,043,190	1,023,901	988,831
(Gain) loss on derivative instruments	(395,885)	(586,310)	194,330
Real estate foreclosure expense and losses, net	1,930,841	597,242	227,595
Data processing termination (recovery) expense	(180,000)	219,534	–
FDIC deposit insurance premiums	748,994	84,274	72,750
Other	2,044,397	1,718,630	1,721,594
Total non-interest expense	**29,219,368**	**22,772,793**	**20,511,045**
INCOME BEFORE INCOME TAXES	3,573,189	13,483,932	15,262,728
INCOME TAXES	684,445	4,501,293	5,424,675
NET INCOME	**$ 2,888,744**	**$ 8,982,639**	**$ 9,838,053**
OTHER COMPREHENSIVE INCOME - Unrealized (loss) gain on investment and mortgage-backed securities available-for-sale (net of income taxes in 2008, 2007 and 2006 of $22,409, $29,357 and $6,250, respectively)	(31,111)	(53,350)	10,196
COMPREHENSIVE INCOME	**$ 2,857,633**	**$ 8,929,289**	**$ 9,848,249**
Per share amounts:			
Basic earnings per share	$ 0.29	$ 0.92	$ 1.07
Basic weighted average common shares outstanding	9,914,220	9,814,396	9,205,525
Diluted earnings per share	$ 0.28	$ 0.88	$ 1.01
Diluted weighted average common shares outstanding	10,239,301	10,255,702	9,717,733

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended September 30, 2007 and 2006

	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss), Net	Retained Earnings	Total
BALANCE, SEPTEMBER 30, 2005	**$ 119,187**	**$ (21,125,653)**	**$ 31,205,898**	**$ (23,129)**	**$ 38,070,161**	**$ 48,246,464**
Comprehensive income:						
Net income	–	–	–	–	9,838,053	9,838,053
Change in unrealized loss on investment securities, net of tax	–	–	–	89,652	–	89,652
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax	–	–	–	(79,456)	–	(79,456)
Total comprehensive income	–	–	–	**10,196**	**9,838,053**	**9,848,249**
Common stock offering (1,150,000 shares)	11,500	–	16,127,730	–	–	16,139,230
Dividends ($0.33 per share)	–	–	–	–	(3,152,569)	(3,152,569)
Stock issued for acquisition (210,732 shares)	–	776,126	2,915,899	–	–	3,692,025
Stock issued for dividend reinvestment plan (17,152 shares)	–	63,171	213,411	–	–	276,582
Stock options exercised	–	497,545	299,884	–	–	797,429
Stock option and award expense	–	–	344,666	–	–	344,666
Stock repurchased (5,296 shares)	–	(88,301)	–	–	–	(88,301)
Equity trust shares purchased (122,538 shares)	–	(1,959,000)	–	–	–	(1,959,000)
Release of equity trust shares	–	2,724,098	(2,724,098)	–	–	–
Tax benefit for release of equity trust shares	–	–	800,000	–	–	800,000
Amortization of equity trust expense	–	–	806,098	–	–	806,098
Excess tax benefit from stock-based compensation	–	–	75,673	–	–	75,673
Forfeiture of restricted shares	–	(1,842)	1,842	–	–	–
BALANCE, SEPTEMBER 30, 2006	**$ 130,687**	**$ (19,113,856)**	**$ 50,067,003**	**$ (12,933)**	**$ 44,755,645**	**$ 75,826,546**
Comprehensive income:						
Net income	–	–	–	–	8,982,639	8,982,639
Change in unrealized gain on investment securities, net of tax	–	–	–	(82,707)	–	(82,707)
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax	–	–	–	29,357	–	29,357
Total comprehensive income	–	–	–	**(53,350)**	**8,982,639**	**8,929,289**
Dividends ($0.35 per share)	–	–	–	–	(3,487,814)	(3,487,814)
Stock issued for dividend reinvestment plan (25,187 shares)	–	106,838	286,223	–	–	393,061
Stock options exercised	–	250,710	145,126	–	–	395,836
Stock option and award expense	–	–	307,128	–	–	307,128
Stock repurchased (97,337 shares)	–	(1,415,545)	–	–	–	(1,415,545)
Equity trust shares purchased (88,188 shares)	–	(1,248,787)	–	–	–	(1,248,787)
Release of equity trust shares	–	1,349,993	(1,349,993)	–	–	–
Amortization of equity trust expense	–	–	876,344	–	–	876,344
Tax benefit for release of equity trust shares	–	–	150,824	–	–	150,824
Excess tax benefit from stock-based compensation	–	–	77,609	–	–	77,609
BALANCE, SEPTEMBER 30, 2007	**$ 130,687**	**$ (20,070,647)**	**$ 50,560,264**	**$ (66,283)**	**$ 50,250,470**	**$ 80,804,491**

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Year ended September 30, 2008

	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss), Net	Retained Earnings	Total
BALANCE, SEPTEMBER 30, 2007	$ 130,687	$ (20,070,647)	$ 50,560,264	$ (66,283)	$ 50,250,470	$ 80,804,491
Comprehensive Income:						
Net income	–	–	–	–	2,888,744	2,888,744
Change in unrealized loss on investment securities, net of tax	–	–	–	(4,910,677)	–	(4,910,677)
Less: reclassification adjustment for realized loss on sale of investment securities included in net income, net of tax	–	–	–	4,879,566	–	4,879,566
Total comprehensive income	–	–	–	(31,111)	2,888,744	2,857,633
Dividends ($0.37 per share)	–	–	–	–	(3,748,701)	(3,748,701)
Stock issued for dividend reinvestment plan (72,695 shares)	–	296,667	398,722	–	–	695,389
Stock options exercised (245,542 shares)	–	1,002,056	151,567	–	–	1,153,623
Stock option and award expense	–	–	464,754	–	–	464,754
Stock repurchased (51,898 shares)	–	(593,253)	–	–	–	(593,253)
Treasury stock issued (13,811 shares)	–	56,363	135,472	–	–	191,835
Equity trust shares purchased (11,605 shares)	–	(120,000)	–	–	–	(120,000)
Release of equity trust shares (26,413 shares)	–	378,316	(378,316)	–	–	–
Forfeiture of equity trust shares (63,610 shares)	–	–	(366,835)	–	–	(366,835)
Equity trust expense	–	–	951,647	–	–	951,647
Excess tax benefit from stock-based compensation	–	–	69,923	–	–	69,923
BALANCE, SEPTEMBER 30, 2008	$ 130,687	$ (19,050,498)	$ 51,987,198	$ (97,394)	$ 49,390,513	$ 82,360,506

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 30, 2008, 2007 and 2006

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 2,888,744**	**$ 8,982,639**	**$ 9,838,053**
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation, amortization and accretion:			
Premises and equipment	1,746,134	1,503,735	1,362,318
Deferred loan costs, net	2,703,126	3,208,157	2,967,165
Debt and equity securities premiums and discounts, net	(283,611)	(589,462)	(308,323)
Broker fees financed under interest-rate swap agreements	522,015	196,932	196,932
Equity trust expense	584,812	876,344	806,098
Stock option and award expense	464,754	307,128	344,666
Deferred income taxes	(3,011,846)	(249,519)	(641,767)
Provision for loan losses	7,734,641	3,855,257	1,501,375
Provision for losses on real estate acquired in settlement of loans	755,773	115,535	102,884
Losses on sale of real estate acquired in settlement of loans	800,578	144,321	91,762
Originations of loans held for sale	(1,324,428,979)	(1,329,923,226)	(1,142,429,279)
Proceeds from sales of loans held for sale	1,316,528,832	1,336,059,282	1,150,504,585
Gain on sale of loans held for sale	(5,530,016)	(4,220,282)	(4,192,585)
Loss on sale of loan pools	–	–	122,299
Loss (gain) on sale of equity securities available for sale	8,127,779	(273,170)	(123,188)
Gain on sale of debt securities available for sale	(257,512)	–	–
Gain on sale of branch, net of expenses	—	–	(2,473,852)
Gain on sale of investment in joint venture	(30,755)	–	–
(Gain) loss on derivative financial instruments	(395,885)	(586,310)	194,330
Increase in cash value of bank-owned life insurance	(1,032,477)	(1,015,811)	(845,105)
Tax benefit for release of equity trust shares	–	(150,824)	(800,000)
Excess tax benefit from stock-based compensation	(69,923)	(77,609)	(75,673)
Increase (decrease) in accrued expenses	710,861	(141,729)	(169,761)
Increase (decrease) in current income taxes payable	(2,402,440)	1,844,440	(1,014,714)
Changes in other assets and liabilities	(1,453,030)	(828,570)	1,894,040
Net adjustments	**1,782,831**	**10,054,619**	**7,014,207**
Net cash provided by operating activities	**4,671,575**	**19,037,258**	**16,852,260**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash received from branch acquisition, net	–	–	15,733,736
Cash paid on sale of branch	–	–	(19,448,123)
Proceeds from sales of debt securities available for sale	53,634,131	5,165,950	7,390,758
Proceeds from sales of equity securities available for sale	3,826,876	772,648	–
Proceeds from sales of mortgage-backed securities available for sale	–	–	779,618
Proceeds from maturities of investments in time deposits	–	693,000	1,287,000
Proceeds from maturities of debt securities available for sale	7,000,000	–	450,000
Proceeds from maturities of debt securities held to maturity	45,100,000	51,000,000	34,000,000
Proceeds from redemption of FHLB stock	12,751,600	12,858,200	12,313,500
Purchases of bank-owned life insurance policies	(1,500,000)	–	(7,100,000)
Purchases of debt securities available for sale	(53,280,870)	(12,072,920)	(592,070)
Purchases of debt securities held to maturity	(38,861,190)	(43,465,822)	(40,643,057)
Purchases of equity securities available for sale	(9,092,573)	(248,809)	–
Purchases of mortgage-backed securities available for sale	(8,105,406)	–	–
Purchases of FHLB stock	(15,342,200)	(11,639,400)	(13,262,000)
Principal payments received on mortgage-backed securities	1,612,303	653,062	1,162,551
Proceeds from sale of loan pools	–	–	13,862,739
Net increase in loans receivable	(174,296,330)	(176,734,957)	(163,119,464)
Proceeds from sales of real estate acquired in settlement of loans	6,593,149	4,459,075	2,423,215
Proceeds from disposal of equipment	12,973	2,528	26,641
Purchases of premises and equipment	(1,223,088)	(3,729,868)	(4,260,358)
Proceeds from sale of investment joint venture	49,375	–	–
Cash paid for investment in joint venture	(233,691)	(100,000)	(67,620)
Net cash used in investing activities	**$ (171,354,941)**	**$ (172,387,313)**	**$ (159,062,934)**

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years ended September 30, 2008, 2007 and 2006

	2008	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	$ 79,876,358	$ 179,553,909	$ 115,655,886
Proceeds from Federal Home Loan Bank advances, net	52,200,000	(14,400,000)	1,800,000
Proceeds from borrowings from Federal Reserve Bank, net	40,000,000	–	–
Proceeds from note payable	5,000,000	–	–
Payment on note payable	(340,000)	(340,000)	(255,000)
Net (decrease) increase in due to other banks	(3,106,910)	(4,581,633)	8,430,762
Net increase (decrease) in advance payments by borrowers for taxes and insurance	709,221	(96,920)	124,754
Proceeds from common stock offering	–	–	16,139,230
Proceeds from stock options exercised	1,153,623	395,836	797,429
Purchase of equity trust shares	(120,000)	(1,248,787)	(1,959,000)
Dividends paid on common stock	(3,748,701)	(3,487,814)	(3,152,569)
Tax benefit for release of equity trust shares	–	150,824	800,000
Excess tax benefit from stock-based compensation	69,923	77,609	75,673
Treasury stock issued	191,835	–	–
Proceeds from cash received in dividend reinvestment plan	695,389	393,061	276,582
Common stock repurchased	(593,253)	(1,415,545)	(88,301)
Net cash provided by financing activities	**171,987,485**	**155,000,540**	**138,645,446**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,304,119	1,650,485	(3,565,228)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	23,773,743	22,123,258	25,688,486
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 29,077,862**	**$ 23,773,743**	**$ 22,123,258**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest on deposits	$ 28,445,903	$ 30,597,916	$ 18,980,468
Interest on advances from Federal Home Loan Bank	7,990,888	8,763,871	7,745,363
Interest on other borrowings	743,993	42	–
Interest on subordinated debentures	1,256,135	1,516,169	1,373,137
Interest on note payable	240,813	225,925	222,868
Cash paid during year for interest	**38,677,732**	**41,103,923**	**28,321,836**
Income taxes, net	5,766,568	3,219,825	6,707,644
NON-CASH INVESTING ACTIVITIES:			
Real estate acquired in settlement of loans	8,581,958	5,044,420	4,627,832
Loans securitized into mortgage-backed securities	16,264,184	–	–

See accompanying notes to the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pulaski Financial Corp. (the "Company") is the holding company for Pulaski Bank (the "Bank"). The Company's primary assets are the outstanding shares of the Bank, cash, and equity investments in other financial institutions. The Company also maintains two special-purpose subsidiaries that issue preferred securities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company, through the Bank, operates in a single business segment, which is a community-oriented financial institution providing traditional financial services through the operation of twelve full-service bank locations in the St. Louis metropolitan area at September 30, 2008 and three loan production offices in the Kansas City metropolitan area and the Illinois portion of the St. Louis metropolitan area. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate a variety of residential, commercial and consumer loans within the Bank's lending market areas. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home-buying opportunities for low-income first-time home buyers).

The accounting and reporting policies and practices of the Company and its subsidiaries conform to U.S. generally accepted accounting principles and to prevailing practices within the banking industry. A summary of the Company's significant accounting policies follows:

Principles of Consolidation - The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly owned subsidiary, Pulaski Bank, and its wholly owned subsidiary, Pulaski Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates - The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The allowance for loan losses and fair values of financial instruments are significant estimates reported within the consolidated financial statements.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, cash in transit, cash in the process of collection, federal funds sold, and overnight deposits at the Federal Home Loan Bank. Generally, federal funds sold mature within one day.

Securities and Mortgage-Backed Securities Available for Sale - Securities and mortgage-backed securities available for sale are recorded at their current fair values, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method. Unrealized gains or losses on securities and mortgage-backed securities available for sale are included in a separate component of stockholders' equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed securities available for sale are recognized using the specific identification method. Estimated fair values of securities and mortgage-backed securities available for sale are based on quoted market prices when available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

To the extent management determines a decline in the value of a security or mortgage-backed security available for sale to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income during the period in which such decline occurs.

Securities and Mortgage-Backed Securities Held to Maturity - Securities and mortgage-backed securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, since the Company has both the ability and intent to hold the securities to maturity. Premium amortization and discount accretion are recognized as adjustments to interest income over the life of the securities using the level-yield method.

To the extent management determines a decline in the value of a security or mortgage-backed security held to maturity to be other than temporary, the Company will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income during the period in which such decline occurs.

Capital Stock of the Federal Home Loan Bank - Capital stock of the Federal Home Loan Bank of Des Moines is carried at cost. Dividends received on such stock are reflected as interest and dividend income in the consolidated statements of income and comprehensive income.

Loans Held for Sale - Loans held for sale consist of loans that management does not intend to hold until maturity and are reflected at the lower of cost or market. Such loans are generally committed to be sold to investors on a best-efforts basis with servicing released. Accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees or costs. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

Loans Receivable - Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan costs, loans in process and the allowance for loan losses. Loan origination and commitment fees on originated loans, net of certain direct loan origination costs, are deferred and amortized to interest income using the level-yield method over the estimated lives of the related loans. Interest on loans is accrued based upon the principal amounts outstanding. The Bank's policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the ultimate collectability of interest or principal. When evaluating collectability, management considers, among other factors, the value of the underlying collateral. Previously accrued but unpaid interest is charged to current income at the time a loan is placed on non-accrual status. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management's assessment of the ultimate collectability of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectability of interest or principal.

Impaired Loans - A loan is considered to be impaired when, based on current information and events, management determines that the Company will be unable to collect all amounts due according to the loan contract, including scheduled interest payments. When a loan is identified as impaired, the amount of impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, except when the sole remaining source of repayment for the loan is the operation or liquidation of the collateral. In these cases, observable market prices or the current fair value of the collateral, less selling costs when foreclosure is probable, are used instead of discounted cash flows. If the value of the impaired loan is determined to be less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), an impairment charge is recognized through a provision for loan losses.

Troubled Debt Restructurings - A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. This usually includes a modification of loan terms (such as a reduction of the rate to below market terms, adding past due interest to the loan balance or extending the maturity date) and possibly a partial forgiveness of debt. A loan classified as a troubled debt restructuring will retain such classification until the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally one year. Interest income on restructured loans is accrued at the reduced rate once borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally three months for loans that were less than 30 days past due at the time of restructuring and six months for loans that were 30 days or more past due at the time of restructuring.

Allowance for Loan Losses - The Company maintains an allowance for loan losses to absorb probable losses in the Company's loan portfolio. Loan losses are charged against and recoveries are credited to the allowance. Provisions for loan losses are charged to income and credited to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio. The allowance is based upon management's quarterly estimates of probable losses inherent in the loan portfolio. Management's estimates are determined through a method of quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, and can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices, changes in national and local economic conditions and developments, assessment of collateral values based on independent appraisals, and changes in the experience, ability, and depth of lending management staff.

The following assessments are performed quarterly in accordance with the Company's allowance for loan losses methodology:

Homogeneous residential mortgage loans are given one of five standard risk ratings at the time of origination. The risk ratings are assigned through the use of a credit scoring model, which assesses credit risk determinants from the borrower's credit history, the loan-to-value, debt-to-income ratios, or other personal history. The Company's historical loss rates and industry data for each credit rating, adjusted as described below, are used to determine the appropriate allocation percentage for each loan grade. Commercial real estate, consumer and home equity loans are assigned standard risk weightings that determine the allocation percentage.

When commercial real estate loans are over 30 days delinquent or residential, consumer and home equity loans are over 90 days past due, they are evaluated individually for impairment. Additionally, loans that demonstrate credit weaknesses that may impact the borrower's ability to repay or the value of the collateral are also reviewed individually for impairment. The Company considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is determined to be impaired, the Company establishes an allowance for loan losses equal to the excess of the loan's carrying value over the present value of estimated future cash flows or the fair value of collateral if the loan is collateral dependent.

The Company's methodology includes factors that allow the Company to adjust its estimates of losses based on the most recent information available. Historical loss rates used to determine allowance provisions are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to modify its allowance for loan losses based on their judgment about information available to them at the time of their examination.

Real Estate Acquired in Settlement of Loans - Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is initially recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair value less estimated selling costs. Fair value is generally determined through a new appraisal or market analysis. Any write down to fair value at the time the property is acquired is recorded as a charge-off to the allowance for loan losses. Any decline in the fair value of the property subsequent to acquisition is recorded as a charge to non-interest expense.

Derivative Financial Instruments - The Company originates and purchases derivative financial instruments, including interest rate swaps, interest rate lock commitments and forward contracts to sell mortgage-backed securities. These instruments have certain interest rate risk characteristics that change in value based upon changes in the capital markets.

Interest Rate Swaps: In the normal course of business, the Company uses derivative financial instruments (primarily interest rate swaps) to assist in its interest rate risk management. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, all derivatives are measured and reported at fair value on the Company's consolidated balance sheets as either an asset or a liability. For derivatives that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are deferred against the respective asset or liability during the period of the change in the fair values. For all hedging relationships, derivative gains and losses that are not effective in hedging the changes in fair value of the hedged item are recognized immediately in current earnings during the period of the change. Similarly, the changes in the fair value of derivatives that do not qualify for hedge accounting under SFAS No. 133 are also reported in non-interest income when they occur.

The net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. The net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income.

At the inception of the hedge and quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values of the derivatives have been highly effective in offsetting the changes in the fair values of the hedged item and whether they are expected to be highly effective in the future. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the method for assessing effectiveness and measuring ineffectiveness. In addition, on a quarterly basis, the Company assesses whether the derivative used in the hedging transaction is highly effective in offsetting changes in fair value of the hedged item, and measures and records any ineffectiveness as a credit or charge to earnings. The Company discontinues hedge accounting prospectively when it is determined that the derivative is or will no longer be effective in offsetting changes in the fair value of the hedged item, the derivative expires, is sold or terminated, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

The estimates of fair values of the Company's derivatives and related liabilities are calculated by an independent third party using proprietary valuation models. The fair values produced by these valuation models are, in part, theoretical and reflect assumptions which must be made in using the valuation models. Small changes in assumptions could result in significant changes in valuation. The risks inherent in the determination of the fair value of a derivative may result in income statement volatility.

The Company uses derivatives to modify the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on net interest income and cash flows and to better match the repricing profile of its interest-bearing assets and liabilities. As a result of interest rate fluctuations, certain interest-sensitive assets and liabilities will gain or lose market value. In an effective fair value hedging strategy, the effect of this change in value will generally be offset by a corresponding change in value on the derivatives linked to the hedged assets and liabilities.

Interest Rate Lock Commitments: Commitments to originate loans (interest rate lock commitments), which primarily consist of commitments to originate fixed-rate residential mortgage loans, are recorded at fair value. Changes in the fair value of interest rate lock commitments are recognized in non-interest income on a quarterly basis.

Forward Commitments to Sell Mortgage-Backed Securities: Forward commitments to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in non-interest income on a quarterly basis.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from three to forty years for buildings and improvements and five to ten years for furniture and equipment. Maintenance and repairs are charged to expense when incurred. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

Goodwill - Goodwill represents the amount of acquisition cost over the fair value of net assets acquired in the purchase of another financial institution. The Company reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate the carrying value of the asset might be impaired. Impairment is determined by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in the results of operations in the periods in which they become known. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis. No such impairment losses were recognized during any of the three years ended September 30, 2008.

Intangible Assets - Intangible assets include core deposit premiums related to the purchase of other financial institutions or branch locations. Core deposit premiums are amortized using the level-yield method. The Company reviews intangible assets for impairment periodically to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, an impairment loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced. Any such adjustments are reflected in the results of operations in the periods in which they become known. No such impairment losses were recognized during any of the three years ended September 30, 2008.

Stock-Based Compensation - The Company maintains a number of stock-based incentive programs, which are discussed in more detail in Note 17. Effective October 1, 2005, the Company adopted SFAS No. 123R, "Share-Based Payment." This statement replaced SFAS No. 123, "Accounting for Stock-Based Compensation," and superseded Accounting Principles Board Opinion ("APB") No. 25. SFAS No. 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation expense on a prospective basis. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of awards that had been included in pro forma disclosures in prior periods. SFAS No. 123R also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

Income Taxes - Deferred income taxes are determined using an asset or liability approach that requires the recognition of deferred tax assets or liabilities based upon temporary differences in the tax basis of an asset or liability and its related financial statement balance. The deferred tax asset or liability is calculated using the enacted tax rates expected to apply in the period in which the deferred asset or liability is expected to be settled or realized.

Effective October 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Tax positions must meet the more-likely-than-not recognition threshold at the effective date in order for the related tax benefits to be recognized or continue to be recognized upon adoption of FIN 48.

Reclassifications - Certain amounts included in the 2007 and 2006 consolidated financial statements have been reclassified to conform to the 2008 presentation. In accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," the Company reclassified certain direct fees and costs associated with the origination and sale of loans held for sale during the years ended September 30, 2007 and 2006 into mortgage revenues to conform to the 2008 presentation in the Company's consolidated statements of income and comprehensive income. The net effect of these reclassifications during the year ended September 30, 2007 decreased appraisal revenues, title policy revenues, and salaries and benefits expense $920,000, $684,000 and $1.03 million, respectively, and increased mortgage revenues $579,000. The net effect of these reclassifications during the year ended September 30, 2006 decreased appraisal revenues, title policy revenues, and salaries and benefits expense $167,000, $601,000, and $482,000, respectively, and increased mortgage revenues $286,000.

2. BUSINESS COMBINATION

On March 31, 2006, the Company acquired 100% of the outstanding common stock of CWE Bancorp, Inc., the holding company of Central West End Bank ("CWE"), St. Louis, Missouri. The Company's results of operations do not reflect the operations of CWE Bancorp, Inc. for periods prior to March 31, 2006. The aggregate purchase price was $7.3 million, including $3.6 million of cash and 210,732 shares of common stock valued at $3.7 million. In addition to the $7.3 million, the Company paid $341,000 of cash to certain former employees and directors of CWE Bancorp in exchange for all of their outstanding options to purchase CWE Bancorp common stock. The Company recorded goodwill of $3.9 million and a core deposit intangible of $708,000. CWE had two branch locations with approximately $12.0 million in loans and $41.4 million in deposits at March 31, 2006.

The gross carrying amount of the core deposit intangible at September 30, 2008 and 2007 was $708,000 and the accumulated amortization at September 30, 2008 and 2007 was $347,000 and $208,000, respectively. The core deposit intangible amortization expense for the years ended September 30, 2008, 2007 and 2006 was $139,000, $157,000 and $51,000, respectively. At September 30, 2008 the estimated core deposit intangible amortization expense for the next four years is as follows:

YEAR ENDED SEPTEMBER 30:	
2009	$ 118,000
2010	95,000
2011	69,000
2012	38,000

3. DEBT AND EQUITY SECURITIES

The amortized cost and estimated fair value of debt and equity securities held to maturity and available for sale at September 30, 2008 and 2007 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
September 30, 2008:				
AVAILABLE FOR SALE:				
Equity securities	$ 744,500	$ –	$ (11,500)	$ 733,000
September 30, 2007:				
HELD TO MATURITY:				
Debt obligations of government-sponsored entities	$ 5,979,878	$ –	$ (647)	$ 5,979,231
Weighted average rate at end of period	5.26%			
AVAILABLE FOR SALE:				
Equity securities	$ 4,004,798	$ 74,272	$ (114,441)	$ 3,964,629
Debt obligations of government-sponsored entities	7,049,392	–	(6,220)	7,043,172
Total	**$ 11,054,190**	**$ 74,272**	**$ (120,661)**	**$ 11,007,801**
Weighted average rate at end of period	4.76%			

The summary below displays the length of time securities available for sale and held to maturity were in a continuous unrealized loss position as of September 30, 2008 and 2007. The unrealized losses were not deemed to be other-than-temporary and there is no intention to dispose of these investments. The Company has the ability and intent to hold these investments until the values recover.

	LENGTH OF TIME IN CONTINUOUS UNREALIZED LOSS POSITION AT SEPTEMBER 30, 2008					
	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
AVAILABLE FOR SALE:						
Equity securities	$ 144,000	$ 11,500	$ –	$ –	$ 144,000	$ 11,500

	LENGTH OF TIME IN CONTINUOUS UNREALIZED LOSS POSITION AT SEPTEMBER 30, 2007					
	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
HELD TO MATURITY:						
Debt obligations of government sponsored entities	$ 5,979,231	$ 647	$ –	$ –	$ 5,979,231	$ 647
AVAILABLE FOR SALE:						
Equity securities	–	–	2,295,700	114,441	2,295,700	114,441
Debt obligations of government sponsored entities	7,043,172	6,220	–	–	7,043,172	6,220
Total	**$13,022,403**	**$ 6,867**	**$ 2,295,700**	**$ 114,441**	**$15,318,103**	**$ 121,308**

Proceeds from sales of available-for-sale securities were $57.5 million, $5.9 million, and $7.4 million for the years ended September 30, 2008, 2007 and 2006, respectively. Gross gains of $392,000, $273,000 and $127,000 were realized on these sales during the years ended September 30, 2008, 2007 and 2006, respectively. Gross losses of $8.3 million and $4,000 were realized on these sales during the years ended September 30, 2008 and 2006, respectively. There were no such losses during the year September 30, 2007. The losses in 2008 were primarily the result of a $7.9 million loss on the sale of the Company's entire portfolio of Fannie Mae preferred stock, consisting of 350,000 shares of 8.25% Series S fixed-rate preferred stock, which was classified as available for sale. The announcement on September 7, 2008 that the Treasury Department was placing Fannie Mae into conservatorship and eliminating dividends on its common and preferred securities caused the market value of these securities to fall to minimal levels. Management determined these securities no longer met the Company's investment criteria.

4. MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity and available for sale at September 30, 2008 and 2007 are summarized as follows:

	SEPTEMBER 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
HELD TO MATURITY:				
Mortgage-backed securities:				
FHLMC	$ 3,556	$ 376	$ (3)	$ 3,929
GNMA	282,820	29,312	(308)	311,824
FNMA	15,434,529	48,119	(214,043)	15,268,605
Total	**15,720,905**	**77,807**	**(214,354)**	**15,584,358**
Collateralized mortgage obligations:				
FHLMC	23,592	–	(298)	23,294
Total	**23,592**	**–**	**(298)**	**23,294**
TOTAL	**$ 15,744,497**	**$ 77,807**	**$ (214,652)**	**$ 15,607,652**
Weighted average rate at end of period	4.91%			
AVAILABLE FOR SALE:				
Mortgage-backed securities:				
GNMA	$ 263,833	$ 15,657	$ –	$ 279,490
FNMA	1,957,014	–	(14,006)	1,943,008
Total	**2,220,847**	**15,657**	**(14,006)**	**2,222,498**
Collateralized mortgage obligations:				
GNMA	8,105,406	–	(147,238)	7,958,168
Total	**8,105,406**	**–**	**(147,238)**	**7,958,168**
TOTAL	**$ 10,326,253**	**$ 15,657**	**$ (161,244)**	**$ 10,180,666**
Weighted average rate at end of period	4.16%			

	SEPTEMBER 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
HELD TO MATURITY:				
Mortgage-backed securities:				
FHLMC	$ 12,046	$ 686	$ –	$ 12,732
GNMA	326,662	27,420	–	354,082
Total	**338,708**	**28,106**	**–**	**366,814**
Collateralized mortgage obligations:				
FHLMC	32,772	43	–	32,815
Total	**32,772**	**43**	**–**	**32,815**
TOTAL	**$ 371,480**	**$ 28,149**	**$ –**	**$ 399,629**
Weighted average rate at end of period	8.87%			
AVAILABLE FOR SALE:				
Mortgage-backed securities:				
GNMA	$ 306,267	$ 15,388	$ –	$ 321,655
FNMA	2,406,112	28	(72,593)	2,333,547
Total	**$ 2,712,379**	**$ 15,416**	**$ (72,593)**	**$ 2,655,202**
Weighted average rate at end of period	4.25%			

Proceeds from sales of available-for-sale mortgage-backed securities were $780,000 for the year ended September 30, 2006. There were no such sales during the years ended September 30, 2008 or 2007.

The summary below displays the length of time mortgage-backed securities held to maturity and available for sale were in a continuous unrealized loss position as of September 30, 2008 and 2007. The Company has the ability and intent to hold these securities until such time as the values recover or the securities repay or mature. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuers.

LENGTH OF TIME IN CONTINUOUS UNREALIZED LOSS POSITION AT SEPTEMBER 30, 2008

	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
AVAILABLE FOR SALE:						
Mortgage-backed securities	$ 1,943,008	$ 14,006	$ –	$ –	$ 1,943,008	$ 14,006
Collateralized mortgage obligations	7,958,168	147,238	–	–	7,958,168	147,238
	9,901,176	161,244	–	–	9,901,176	161,244
	Amortized Cost	Unrealized Losses	Amortized Cost	Unrealized Losses	Amortized Cost	Unrealized Losses
HELD TO MATURITY:						
Mortgage-backed securities	10,201,656	214,354	–	–	10,201,656	214,354
Collateralized mortgage obligations	23,592	298	–	–	23,592	298
	10,225,248	214,652	–	–	10,225,248	214,652
Total	**$20,126,424**	**$ 375,896**	**$ –**	**$ –**	**$20,126,424**	**$ 375,896**
Percent of total	100.0%	100.0%	–	–	100.0%	100.0%

LENGTH OF TIME IN CONTINUOUS UNREALIZED LOSS POSITION AT SEPTEMBER 30, 2007

	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
AVAILABLE FOR SALE:						
Mortgage-backed securities	$ 16,990	$ 11	$ 2,300,724	$ 72,582	$ 2,317,714	$ 72,593

The amortized cost and estimated market values of held-to-maturity and available-for-sale mortgage-backed securities at September 30, 2008, by contractual maturity, are shown below.

	HELD TO MATURITY		AVAILABLE FOR SALE	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
TERM TO MATURITY:				
One year or less	$ 166	$ 166	$ 2,381	$ 2,378
Over one through five years	1,705	1,819	1,954,633	1,940,630
Over five through ten years	282,820	311,824	–	–
Over ten years	15,459,806	15,293,843	8,369,239	8,237,658
Total	**$ 15,744,497**	**$ 15,607,652**	**$ 10,326,253**	**$ 10,180,666**

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments.

Mortgage-backed securities with carrying values totaling approximately $8.4 million at September 30, 2008 were pledged to secure deposits of public entities, trust funds, and for other purposes as required by law.

5. LOANS RECEIVABLE

Loans receivable at September 30, 2008 and 2007 are summarized as follows:

	2008	2007
REAL ESTATE MORTGAGE:		
Residential first mortgage	$ 253,132,315	$232,063,073
Residential second mortgage	86,348,973	100,142,463
Multi-family residential	32,546,370	30,219,199
Commercial real estate	261,166,327	200,205,837
REAL ESTATE CONSTRUCTION AND DEVELOPMENT:		
Residential	34,511,026	45,427,668
Multi-family	9,607,101	13,899,603
Commercial	55,263,607	39,594,005
Commercial and industrial	137,688,076	77,641,815
Equity lines	225,357,406	219,539,073
Consumer and installment	6,895,479	6,918,612
	1,102,516,680	965,651,348
ADD (LESS):		
Deferred loan costs	5,204,730	5,162,991
Loans in process	(6,223,362)	(10,566,888)
Allowance for loan losses	(12,761,532)	(10,421,304)
Total	**$ 1,088,736,516**	**$949,826,147**
Weighted average rate at end of period	6.02%	7.44%

The Bank has made loans to officers and directors in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk.

Changes in loans to senior officers and directors for the years ended September 30, 2008 and 2007 are summarized as follows:

Balance, September 30, 2006	$ 441,637
Additions	1,478,957
Repayments and reclassifications	(594,226)
Balance, September 30, 2007	**1,326,368**
Additions	12,537,766
Repayments and reclassifications	(3,142,826)
Balance, September 30, 2008	**$ 10,721,308**

Home equity lines of credit to senior officers and directors totaled $1.0 million of which $226,000 had been disbursed as of September 30, 2008. A standby letter of credit in favor of a director in the amount of $5.0 million was outstanding as of September 30, 2008.

At September 30, 2008, 2007 and 2006, the Bank was servicing loans for others totaling approximately $29.1 million, $17.6 million and $21.9 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees received from investors and certain charges collected from borrowers.

6. ALLOWANCE FOR LOAN LOSSES

The following table represents activity in the allowance for loan losses for the years ended September 30, 2008, 2007 and 2006:

	2008	2007	2006
Balance, beginning of year	$ 10,421,304	$ 7,817,317	$ 6,805,958
Provision charged to expense	7,734,641	3,855,257	1,501,375
Allowance of acquired institution	–	–	282,442
Charge-offs:			
Residential real estate first mortgage	939,946	193,300	119,186
Residential real estate second mortgage	1,600,479	521,216	377,749
Commercial and multi-family real estate	374,000	–	–
Real estate construction and development	454,688	119,000	–
Commercial and industrial	355,529	–	7,500
Home equity	1,674,075	296,066	88,216
Consumer and other	232,670	163,825	189,836
Total charge-offs	**5,631,387**	**1,293,407**	**782,487**
Recoveries			
Residential real estate first mortgage	1,940	426	3,586
Residential real estate second mortgage	669	–	–
Home equity	223,874	16,636	2,660
Consumer and other	10,491	25,075	3,783
Total recoveries	**236,974**	**42,137**	**10,029**
Balance, end of year	**$ 12,761,532**	**$ 10,421,304**	**$ 7,817,317**

A summary of impaired loans at September 30, 2008, 2007 and 2006 is summarized as follows:

	2008	2007	2006
Non-accrual loans	$ 10,351,668	$ 6,448,834	$ 939,863
Impaired loans continuing to accrue interest	6,301,376	253,541	344,585
Total impaired loans	**$ 16,653,044**	**$ 6,702,375**	**$ 1,284,448**
Allowance for losses on specific impaired loans	$ 2,019,943	$ 1,228,467	$ 310,421
Impaired loans with no related allowance for loan losses	4,433,339	–	–

The average balance of impaired loans during the years ended September 30, 2008, 2007 and 2006 was $11.7 million, $4.0 million and $1.1 million, respectively.

Interest income recognized on non-accrual loans was approximately $369,000, $347,000, and $69,000 for the years ended September 30, 2008, 2007 and 2006, respectively. The difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $445,000, $286,000 and $41,000 for 2008, 2007 and 2006, respectively. Impaired loans continuing to accrue interest are loans that are more than 90 days past due; however, the loans are well secured and remain in process of collection.

7. REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans at September 30, 2008 and 2007 is summarized as follows:

	2008	2007
Residential real estate	$ 3,936,579	$ 3,163,691
Less allowance for losses	(417,773)	(74,035)
Total	**$ 3,518,806**	**$ 3,089,656**

Activity in the allowance for losses on real estate acquired in settlement of loans for the years ended September 30, 2008, 2007 and 2006 is summarized as follows:

	2008	2007	2006
Balance, beginning of year	$ 74,035	$ 26,350	$ 64,833
Provision charged to non-interest expense	755,773	115,535	102,884
Charge-offs	(412,035)	(67,850)	(141,367)
Balance, end of year	**$ 417,773**	**$ 74,035**	**$ 26,350**

8. PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2008 and 2007 are summarized as follows:

	2008	2007
Land	$ 5,228,180	$ 5,228,180
Office buildings and improvements	15,286,402	15,062,783
Furniture and equipment	9,855,427	9,171,432
	30,370,009	29,462,395
Less accumulated depreciation	(10,516,583)	(9,072,950)
Total	**$ 19,853,426**	**$ 20,389,445**

Depreciation expense on premises and equipment totaled $1.7 million, $1.5 million and $1.4 million for the years ended September 30, 2008, 2007 and 2006, respectively.

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ended September 30, 2008, 2007 and 2006 were approximately $514,000, $428,000 and $324,000, respectively. At September 30, 2008, future minimum rental commitments under non-cancelable leases are as follows:

DUE IN YEARS ENDED SEPTEMBER 30,	
2009	$ 589,156
2010	523,246
2011	506,930
2012	476,444
2013	488,688
Thereafter	1,483,773
Total	**$ 4,068,237**

Rental income received from the Company's office building located at 415 DeBaliviere in St. Louis, Missouri for the years ended September 30, 2008, 2007 and 2006 was $83,000, $84,000, and $71,000, respectively.

9. DEPOSITS

Deposits at September 30, 2008 and 2007 are summarized as follows:

	2008		2007	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
TRANSACTION ACCOUNTS:				
Non-interest-bearing checking	$ 76,404,474	–%	$ 57,004,801	–%
Interest-bearing checking	178,697,883	2.51	57,815,627	1.79
Passbook savings accounts	25,828,504	0.32	28,908,862	0.29
Money market	149,141,121	2.12	173,949,915	4.05
Total transaction accounts	**430,071,982**	**1.80**	**317,679,205**	**2.57**
Certificates of deposit:				
0.00% to 0.99%	–	–	–	–
1.00% to 1.99%	21,467,917	1.73	2,536,477	1.51
2.00% to 2.99%	183,701,575	2.73	3,804,761	2.61
3.00% to 3.99%	196,727,656	3.51	39,393,317	3.68
4.00% to 4.99%	17,265,297	4.51	31,676,984	4.56
5.00% to 5.99%	65,627,520	5.28	439,990,518	5.25
10.00% to 10.99%	449,418	10.00	407,434	10.00
Total certificates of deposit	**485,239,383**	**3.41**	**517,809,491**	**5.06**
Total	**$ 915,311,365**	**2.65%**	**$ 835,488,696**	**4.11%**

The aggregate amounts of certificates of deposit with a minimum principal amount of $100,000 were $221.2 million and $278.6 million at September 30, 2008 and 2007, respectively. Certificates of deposit at September 30, 2008 and 2007 include time deposits obtained from national brokers totaling $128.9 million and $190.4 million, respectively, with weighted-average interest rates of 3.85% and 5.36%, respectively.

At September 30, 2008, the scheduled maturities of certificates of deposit were as follows:

MATURING WITHIN:	
Three months ending December 31, 2008	$ 210,194,909
Three months ending March 31, 2009	97,130,196
Three months ending June 30, 2009	75,647,181
Three months ending September 30, 2009	37,793,813
Year ending September 30, 2010	39,935,590
Year ending September 30, 2011	13,241,186
Year ending September 30, 2012	9,932,898
Year ending September 30, 2013	1,363,610
Thereafter	–
Total	**$ 485,239,383**

A summary of interest expense on deposits for the years ended September 30, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Interest-bearing checking	$ 2,092,618	$ 1,131,379	$ 695,670
Passbook savings	91,819	106,841	115,329
Money market	5,293,977	6,575,821	3,117,420
Certificates of deposit	19,963,029	23,523,456	15,696,337
Total	**$ 27,441,443**	**$ 31,337,497**	**$ 19,624,756**

10. ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Des Moines at September 30, 2008 and 2007 are summarized as follows:

	2008		2007	
MATURING WITHIN THE YEAR ENDING SEPTEMBER 30,	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2008	$ –	–%	$117,300,000	4.62%
2009 ($10.0 million callable quarterly)	149,600,000	2.38	30,100,000	5.31
2010 ($4.5 million callable quarterly)	32,000,000	3.63	7,000,000	5.54
2015 ($25.0 million callable in FY 2011 and thereafter)	25,000,000	2.70	–	–
Thereafter	4,000,000	5.48	4,000,000	5.48
Total	**$210,600,000**	**2.67%**	**$158,400,000**	**4.81%**

The average balances of advances from the Federal Home Loan Bank of Des Moines ("FHLB") were $224.5 million and $168.5 million, respectively, and the maximum month-end balances were $265.5 million and $203.5 million, respectively, for the years ended September 30, 2008 and 2007. The average rates paid during the years ended September 30, 2008 and 2007 were 3.54% and 5.20%, respectively.

The Bank has the ability to borrow funds from the FHLB equal to 35% of the Bank's total assets under a blanket agreement that assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. In addition to the $210.6 million in advances outstanding at September 30, 2008, the Bank had approximately $76.4 million in additional borrowing capacity available to it under this arrangement. The assets underlying the FHLB borrowings are under the Bank's physical control.

11. BORROWINGS FROM THE FEDERAL RESERVE BANK

Borrowings from the Federal Reserve Bank represent short-term borrowings from the Federal Reserve Bank of St. Louis' discount window and are typically extended for periods of 28 days or less. Outstanding borrowings at September 30, 2008 totaled $40 million with an interest rate of 2.25% and an average maturity of eight days. The average balances of these borrowings were $34.1 million and $1,000, respectively, and the maximum month-end balances were $112.0 million and $0, respectively, for the years ended September 30, 2008 and 2007. The average rates paid during the years ended September 30, 2008 and 2007 were 2.28% and 6.25%, respectively.

The Bank has the ability to borrow funds from the Federal Reserve under an agreement that assigns certain qualifying loans as collateral to secure the amounts borrowed. At September 30, 2008, $224.2 million of commercial loans were assigned under this arrangement. The assets underlying these borrowings are under the Bank's physical control. In addition to the $40.0 million in advances outstanding at September 30, 2008, the Bank had approximately $128.1 million in additional borrowing capacity available to it under this arrangement.

12. SUBORDINATED DEBENTURES

On March 30, 2004, Pulaski Financial Statutory Trust I ("Trust I"), a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company's $279,000 capital contribution for Trust I's common securities, were used to acquire $9.3 million aggregate principal amount of the Company's floating rate junior subordinated deferrable interest debentures due in 2034, which constitute the sole asset of Trust I. The interest rate on the debentures and the capital securities at September 30, 2008 was 5.52% and is adjustable quarterly at 2.70% over the three-month LIBOR.

The stated maturity of the Trust I debenture is June 17, 2034. In addition, the Trust I debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after June 17, 2009.

On December 15, 2004, Pulaski Financial Statutory Trust II ("Trust II"), a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company's $310,000 capital contribution for Trust II's common securities, were used to acquire $10.3 million of the Company's floating rate junior subordinated deferrable interest debentures due in 2034, which constitute the sole asset of Trust II. The interest rate on the debentures and the capital securities at September 30, 2008 was 4.68% and is adjustable quarterly at 1.86% over the three-month LIBOR.

The stated maturity of the debentures held by Trust II is December 15, 2034. In addition, the Trust II debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after December 15, 2009.

13. NOTE PAYABLE

The note payable at September 30, 2008 and 2007 is a variable-rate obligation of the Company that is payable to a correspondent bank and is secured by all of the Bank's common stock. At September 30, 2008 and 2007, there were outstanding borrowings of $7.6 million and $3.0 million, respectively. At September 30, 2007, the interest rate was set at the correspondent bank's prime rate less 1.25%, or 6.50% and interest was payable quarterly. Principal was payable quarterly in installments of $85,000 each plus a final payment equal to all unpaid principal on May 20, 2010, the maturity date. During the year ended September 30, 2008, the Company modified the terms of this note. The note matured on September 30, 2008 and the terms of the new note were still being negotiated with the lender at September 30, 2008.

The average balances of these borrowings were $4.9 million and $3.2 million, respectively, and the maximum month-end balances were $7.7 million and $3.3 million, respectively, for the years ended September 30, 2008 and 2007. The average rates paid during the years ended September 30, 2008 and 2007 were 4.97% and 7.08%, respectively.

14. INCOME TAXES

Income tax expense for the years ended September 30, 2008, 2007 and 2006 is summarized as follows:

	2008	2007	2006
Current:			
Federal	$ 3,577,591	$ 4,158,012	$ 5,343,626
State	118,700	592,800	722,816
Deferred benefit	(3,011,846)	(249,519)	(641,767)
Total	**$ 684,445**	**$ 4,501,293**	**$ 5,424,675**

Income tax expense for the years ended September 30, 2008, 2007 and 2006 differs from that computed at the federal statutory rate of 34% as follows:

	2008		2007		2006	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
Tax at statutory federal income tax rate	$1,214,884	34.0%	$4,584,537	34.0%	$5,189,328	34.0%
Non-taxable income from bank-owned life insurance	(351,042)	(9.8)	(345,376)	(2.5)	(287,884)	(1.9)
Non-taxable interest and dividends	(129,368)	(3.6)	(71,877)	(0.5)	(55,566)	(0.4)
State taxes, net of federal benefit	78,342	2.2	391,248	2.9	477,058	3.1
Other	(128,371)	(3.6)	(57,239)	(0.5)	101,739	0.7
Total	**$ 684,445**	**19.2%**	**$4,501,293**	**33.4%**	**$5,424,675**	**35.5%**

The components of deferred tax assets and liabilities are as follows:

	2008	2007
DEFERRED TAX ASSETS:		
Allowance for loan losses	$ 4,983,936	$ 3,940,132
Restricted stock awards	21,424	14,071
Deferred compensation	1,403,395	1,474,127
FAS 123 restricted stock	133,704	60,953
Unrealized gains on securities available-for-sale	59,693	37,284
Loss on derivative instruments	–	162,848
Equity investments	7,336	–
Capital loss carryover	2,007,637	–
Other	147,977	121,732
Total deferred tax assets	**8,765,102**	**5,811,147**
DEFERRED TAX LIABILITIES:		
FHLB stock dividends	152,311	152,311
Core deposit intangible	137,405	190,254
Premises and equipment	369,081	366,699
Other	43,664	51,088
Total deferred tax liabilities	**702,461**	**760,352**
Net deferred tax assets	**$ 8,062,641**	**$ 5,050,795**

Effective October 1, 2007, the Company adopted the provisions of FIN 48. The Company had no cumulative effect adjustment recognized upon adoption. At September 30, 2008, the Company had $180,000 of unrecognized tax benefits, $139,000 of which would affect the effective tax rate if recognized. The Company recognizes interest related to uncertain tax positions in income tax expense and classifies such interest and penalties in the liability for unrecognized tax benefits. As of September 30, 2008, the Company had approximately $41,000 accrued for the payment of interest and penalties. The tax years ended September 30, 2005 through 2008 remain open to examination by the taxing jurisdictions to which the Company is subject.

The aggregate changes in the balance of gross unrealized tax benefits, which excludes interest and penalties, for the year ended September 30, 2008 is a follows:

Balance at September 30, 2007	$ 108,000
Increases related to tax positions taken during a prior period	–
Decreases related to tax positions taken during a prior period	–
Increases related to tax positions taken during the current period	31,000
Decreases related to tax positions taken during the current period	–
Decreases related to settlements with taxing authorities	–
Decreases related to the expiration of the statute of limitations	–
Balance at September 30, 2008	**$ 139,000**

Retained earnings at September 30, 2008 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income taxes has been made. If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

The net deferred tax asset at September 30, 2008 includes $2.0 million of deferred tax assets related to capital loss carryovers generated by losses on the sales of equity securities during September 2008, primarily the sale of the Company's entire portfolio of Fannie Mae preferred stock. At the time of sale, the losses on the sale of the Fannie Mae preferred stock were classified as capital losses for Federal income tax purposes and, accordingly, could only be deducted on the Company's income tax return to the extent they could be used to offset capital gains. On October 3, 2008, the Emergency Economic Stabilization Act of 2008 was enacted, which provided ordinary loss treatment (subject to restrictions) for sales by financial institutions of devalued preferred stock of Fannie Mae and Freddie Mac sold between January 1, 2008 and September 6, 2008, or held as of September 6, 2008. However, under Statement of Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), these losses must be treated as capital losses for financial accounting purposes at September 30, 2008, but will then be treated as ordinary losses during the quarter ended December 31, 2008.

A valuation allowance should be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance at September 30, 2008 or 2007 because management believes that all criteria for recognition have been met, including the existence of a history of taxes paid or qualifying tax planning strategies that are sufficient to support the realization of deferred tax assets.

15. STOCKHOLDERS' EQUITY

During fiscal 2008, the Company paid quarterly cash dividends on common stock of $0.095 per share on July 16, 2008 and $0.09 per share on April 14, 2008, January 14, 2008 and October 15, 2007. During fiscal 2007, the Company paid quarterly cash dividends on common stock of $0.09 per share on July 16, 2007 and $0.085 on April 16, 2007, January 22, 2007 and October 16, 2006.

During fiscal 2008, the Company repurchased 51,898 of its common shares with a total value of $593,000, which are available for issuance upon exercise of stock options and purchased 11,605 of its common shares with a total value of $120,000, which were deposited into the Company's equity trust plan.

16. REGULATORY CAPITAL REQUIREMENTS

The Company is not subject to any separate capital requirements from those of the Bank. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators, which, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios, as defined in the regulations, of tangible capital of 1.5%, core capital of 4.0% and total risk-based capital of 8.0%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the OTS. As defined in the regulations, the OTS requires the Bank to maintain minimum total and Tier I capital to risk-weighted assets and Tier I capital to average assets. The Bank met all capital adequacy requirements to which it was subject at September 30, 2008.

As of September 30, 2008, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To be Categorized as "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			Dollars in thousands			
AS OF SEPTEMBER 30, 2008:						
Tangible capital (to total assets)	$ 102,884	7.93%	$ 19,471	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	114,838	10.59	86,769	8.00	$ 108,462	10.00%
Tier I risk-based capital (to risk-weighted assets)	102,884	9.49	N/A	N/A	65,077	6.00
Tier I leverage capital (to average assets)	102,884	7.93	51,923	4.00	64,904	5.00
AS OF SEPTEMBER 30, 2007:						
Tangible capital (to total assets)	$ 98,974	8.79%	$ 16,892	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	108,751	11.18	77,790	8.00	$ 97,237	10.00%
Tier I risk-based capital (to risk-weighted assets)	98,974	10.18	N/A	N/A	58,342	6.00
Tier I leverage capital (to average assets)	98,974	8.79	45,045	4.00	56,307	5.00

A reconciliation of the Bank's Tier I stockholders' equity and regulatory risk-based capital at September 30, 2008 follows:

	In thousands
Tier I stockholders' equity	$ 107,186
Deduct:	
Intangible assets	(4,300)
Disallowed servicing rights	(92)
Add:	
Unrealized gains on available for sale securities	90
Tangible capital	102,884
Add:	
General valuation allowances	11,954
Total risk-based capital	**$ 114,838**

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the conversion from the mutual holding company structure on December 2, 1998.

OTS regulations impose limitations upon payment of capital distributions to the Company. Under the regulations, the prior approval of the OTS is required prior to any capital distribution if the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years or the Bank would be undercapitalized following the distribution. None of the Bank's dividend payments to the Company during the three years ended September 30, 2008 were in excess of the amounts that required prior approval of the OTS.

Subsequent to September 30, 2008, the Company applied for $32.5 million in preferred stock in the U.S. Treasury's Troubled Asset Relief Program Capital Purchase Program. Under this program, the U.S. Treasury will make $250 billion of capital available to U.S. financial institutions, which for certain public institutions like the Company, will be in the form of preferred stock. In conjunction with the purchase of preferred stock, the Treasury will receive warrants to purchase common stock with an aggregate market price equal to 15% of the total amount of the preferred investment. Participating financial institutions will be required to adopt the Treasury's standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the TARP Capital Purchase Program and will be restricted from increasing dividends to common shareholders or repurchasing common stock for three years without the consent of the Treasury.

17. EMPLOYEE BENEFITS

The Company maintains shareholder-approved, stock-based incentive plans, which permit the granting of options to purchase common stock of the Company and awards of restricted shares of common stock. All employees, non-employee directors and consultants of the Company and its affiliates are eligible to receive awards under the plans. The plans authorize the granting of awards in the form of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, options that do not so qualify (non-statutory stock options) and granting of restricted shares of common stock. Stock awards are generally granted with an exercise price equal to the market value of the Company's shares at the date of grant and generally vest over a period of three to five years. Generally, option and share awards provide for accelerated vesting if there is a change in control (as defined in the plans). The exercise period for all stock options generally may not exceed ten years from the date of grant. Shares used to satisfy stock awards and stock option exercises are generally issued from treasury stock. At September 30, 2008, the Company had 185,727 reserved but unissued shares that can be awarded in the form of stock options or restricted share awards.

Restricted Stock Awards - A summary of the Company's restricted stock awards as of and for the years ended September 30, 2008, 2007 and 2006 is as follows:

	2008		2007		2006	
	Number	Weighted Average Grant-Date Fair Value	Number	Weighted Average Grant-Date Fair Value	Number	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	3,105	$ 10.21	5,543	$ 9.85	16,548	$ 6.89
Granted	–	–	–	–	–	–
Vested	(2,438)	9.39	(2,438)	9.39	(10,505)	4.99
Forfeited	–	–	–	–	(500)	14.00
Nonvested at end of year	**667**	**$ 13.20**	**3,105**	**$ 10.21**	**5,543**	**$ 9.85**

Stock Option Awards - A summary of the Company's stock option program as of and for the years ended September 30, 2008, 2007 and 2006 is as follows:

	2008				2007		2006	
	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding - beginning of year	780,008	$ 8.51			824,800	$ 8.23	862,217	$ 6.87
Granted	330,550	11.44			44,500	15.20	109,000	16.61
Exercised	(245,542)	4.70			(60,567)	6.54	(135,092)	5.90
Forfeited	(76,783)	14.05			(28,725)	15.09	(11,325)	12.70
Outstanding - end of year	**788,233**	**$ 10.38**	**$922,921**	**6.5**	**780,008**	**$ 8.51**	**824,800**	**$ 8.23**
Exercisable at end of year	**380,522**	**$ 8.24**	**$922,921**	**4.0**	**573,486**	**$ 6.37**	**549,329**	**$ 5.57**

The weighted-average fair value per share of options granted during the years ended September 30, 2008, 2007 and 2006 was $2.98, $4.15, and $4.65, respectively. Cash received from stock options exercised totaled $1.2 million, $396,000 and $797,000 during the years ended September 30, 2008, 2007 and 2006, respectively. The total intrinsic value of stock options exercised totaled $1.5 million, $566,000 and $1.5 million during the years ended September 30, 2008, 2007 and 2006, respectively. Senior officers and directors exercised 146,880 options during the year ended September 30, 2008. In order for awardees to meet tax obligations, 11,025 shares were withheld by the Company.

The following is a summary of the options outstanding at September 30, 2008:

	OUTSTANDING			EXERCISABLE	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 2.70 – $ 4.29	91,777	1.56	$ 3.00	91,777	$ 3.00
5.13 – 6.12	111,761	3.45	5.68	111,761	5.68
6.30 – 10.01	79,500	6.10	8.72	52,000	8.25
10.05 – 11.10	41,357	9.27	10.87	803	10.09
11.13 – 11.94	148,250	9.06	11.24	5,250	11.65
11.95 – 12.84	112,750	9.21	12.78	9,900	12.23
12.85 – 13.99	93,000	6.05	13.18	60,244	13.17
14.00 – 15.97	49,338	7.77	15.40	18,887	15.47
15.98 – 16.90	34,000	7.75	16.52	13,000	16.54
16.91 – 18.70	26,500	5.42	18.01	16,900	18.18
$ 2.70 – $ 18.70	**788,233**	**6.51**	**$ 10.38**	**380,522**	**$ 8.24**

A summary of total stock-based compensation expense for the years ended September 30, 2008, 2007 and 2006 follows:

	2008	2007	2006
Total expense:			
Pre-tax	$ 465,000	$ 307,000	$ 345,000
After-tax	293,000	197,000	214,000
Earnings per share:			
Basic	$ 0.03	$ 0.03	$ 0.02
Diluted	0.03	0.03	0.02

As of September 30, 2008, the total unrecognized compensation expense related to non-vested stock awards was approximately $1.2 million and the related weighted average period over which it is expected to be recognized is approximately 3.52 years.

The fair value of stock options granted in 2008, 2007 and 2006 was estimated on the date of grant using the Black-Scholes option pricing model with the following average assumptions:

	2008	2007	2006
Risk-free interest rate	4.22%	4.56%	4.40%
Expected volatility	27.83%	27.50%	27.93%
Expected life in years	5.5	5.7	6.0
Dividend yield	2.28%	2.13%	1.82%
Expected forfeiture rate	1.28%	1.24%	1.50%

Equity Trust Plan - The Company maintains an Equity Trust Plan for the benefit of key loan officers and sales staff. The plan is designed to recruit and retain top-performing loan officers and other key revenue-producing employees who are instrumental to the Company's success. The plan allows the recipients to defer a percentage of commissions earned, which is partially matched by the Company and paid into a rabbi trust for the benefit of the participants. The assets of the trust are limited to the purchase of Company shares in the open market. Awards generally vest over a period of three to five years, and the participants will forgo any accrued but unvested benefits if they voluntarily leave the Company. At September 30, 2008, 226,992 shares had been purchased on behalf of the participants at an average price of $14.13. Shares distributed to participants during the fiscal year were 26,108, with a market value at the time of distribution totaling $311,000 and 8,373 shares were withheld by the Bank in order for the awardees to meet their tax obligations. Vested shares in the plan are treated as issued and outstanding when computing basic and diluted earnings per share, whereas unvested shares are treated as issued and outstanding only when computing diluted earnings per share.

Employee Stock Ownership Plan - The Bank maintained a tax-qualified stock ownership plan for all eligible employees ("ESOP"). At September 30, 2005, the total amount of the ESOP loan had been repaid and all shares held by the ESOP had been committed to be released. The remaining 28,491 unallocated shares at September 30, 2005 were allocated to participants' accounts subsequent to December 31, 2005. Compensation expense under the ESOP plan was $762,000 for the year ended September 30, 2005. There was no compensation expense associated with this plan during any of the years ended September 30, 2008, 2007 or 2006. There were 610,484 and 611,500 shares of the Company's common stock held in the plan at September 30, 2007 and 2006, respectively. Effective September 1, 2008, the ESOP was merged into the Company's 401(k) Savings Plan.

401(k) Savings Plan - The Bank maintains a 401(k) savings plan for eligible employees. Effective July 1, 2006, the Bank matched 75% of each participant's contribution up to a maximum of 5% of salary. Prior to that date, the Bank matched 50% of each participant's contribution up to a maximum of 4% of salary. The Bank's contributions to this plan were $591,000, $573,000 and $349,000 for the years ended September 30, 2008, 2007 and 2006, respectively.

Supplemental Retirement Agreement - In January 1998, the Bank entered into a Supplemental Retirement Benefit agreement with its former chief executive officer. Under the terms of the agreement, the former officer is entitled to receive $2,473 monthly, for a period of 15 years commencing upon his retirement. The net present value of these payments is reflected in other liabilities and totaled $105,000, $126,000 and $145,000 at September 30, 2008, 2007 and 2006, respectively. Compensation expense under this agreement totaled $9,000, $10,000 and $12,000 for the years ended September 30, 2008, 2007 and 2006, respectively.

Employment Agreements - The Company and the Bank maintain an employment agreement with the CEO. The initial term of the agreement is three years. Commencing on the first anniversary of the effective date of May 1, 2008, the term of the agreement decreases to two years. Under the agreement, the Bank pays the CEO a base salary, which is reviewed at least annually and may be increased at the discretion of the Board of Directors. In addition, the CEO received a stock option grant on the effective date covering 100,000 shares of the Company's common stock, which vests ratably over a period of five years. The CEO is also entitled to receive health and welfare benefits provided to other Company and Bank employees. Additionally, the agreement provides for severance payments and continued medical coverage for 24 months if employment is terminated following a change in control or upon an event of termination as defined in the agreement. In the event of a change in control and subsequent termination of employment, the CEO will receive a lump-sum payment equal to two times his average annual compensation computed using his base pay rate at the date of termination plus any bonus or incentive compensation earned by him in the prior fiscal year. The lump-sum payment will include an amount for any required excise tax due under the Internal Revenue Code of 1986. The agreement also prohibits the CEO from soliciting the services of any of the Company's employees, and from competing with the Company, for a period of two years after termination.

Separation and Release Agreement - The Company entered into a Separation and Release Agreement with its former CEO in conjunction with his separation from the Company on May 1, 2008. Under the agreement, the former CEO received a lump-sum payment of $1,450,000 and will continue to participate in the Bank's health, life and disability insurance programs, at the Bank's expense, for a period of 36 months from the separation date. The agreement also provides that the former CEO will continue to serve as a member of the Board of Directors of the Bank and the Company until his current terms expire and will receive compensation for such service in the same manner and to the same extent as other non-employee directors. In addition, the agreement provides that the former CEO will serve as a consultant to the Company for 36 months following his separation date and shall receive an annual retainer of $100,000 for such service. The lump-sum payment was charged to salaries and employee benefits expense when paid. The annual retainer fee and expenses associated with the health, life and disability insurance programs will be charged to salaries and employee benefits expense as they are earned over the term of the agreement.

18. RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential securities is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	YEARS ENDED SEPTEMBER 30,		
	2008	2007	2006
Net income	**$ 2,888,744**	**$ 8,982,639**	**$ 9,838,053**
Weighted average shares outstanding - basic	9,914,220	9,814,396	9,205,525
Effect of dilutive securities:			
Treasury stock held in equity trust	171,470	140,917	121,479
Employee stock options and awards	153,611	300,389	390,729
Weighted average shares outstanding - diluted	**10,239,301**	**10,255,702**	**9,717,733**
Earnings per share:			
Basic	$ 0.29	$ 0.92	$ 1.07
Diluted	0.28	0.88	1.01

Under the treasury stock method, outstanding stock options are dilutive when the average market price of the Company's common stock, when combined with the effect of any unamortized compensation expense, exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period.

The following options to purchase shares during the fiscal years ended 2008, 2007 and 2006 were not included in the respective computations of diluted earnings per share because the exercise price of the options, when combined with the effect of the unamortized compensation expense, was greater than the average market price of the common shares and were considered anti-dilutive. As of September 30, 2008, these options expire in various periods through 2014.

	2008	2007	2006
Number of option shares	432,563	142,201	55,865
Equivalent anti-dilutive shares	615,246	180,417	68,438

19. CONTINGENCIES

The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with counsel, believes that the resolution of these actions will not have any material adverse effect on the Company's consolidated financial statements.

20. DERIVATIVES

The Company originates and purchases derivative financial instruments, including interest rate lock commitments, forward contracts to sell mortgage-backed securities and interest rate swaps. Derivative financial instruments originated by the Company consist of interest rate lock commitments to originate residential loans. At September 30, 2008, the Company had issued $137.4 million of unexpired interest rate lock commitments to loan customers compared to $144.7 million of unexpired commitments at September 30, 2007.

The Company typically economically hedges interest rate lock commitments through one of two means – either by obtaining a corresponding best-efforts lock commitment with an investor to sell the loan at an agreed upon price, or by forward selling mortgage-backed securities. The forward sale of mortgage-backed securities is a means of matching a corresponding derivative asset that has characteristics similar to the bank-issued commitment but its fair value changes directly opposite to market movements. Loans hedged through forward sales of mortgaged-backed securities are sold individually or in pools on a mandatory delivery basis to investors; whereas, the best efforts sales are locked with investors on a loan-by-loan basis shortly after issuing the rate lock commitments to customers. The Company had outstanding forward sales commitments of mortgage-backed securities totaling $19.0 million in notional value at September 30, 2007. These hedges were matched against $15.3 million of interest rate lock commitments at September 30, 2007 that were to be sold through the mandatory delivery of loan pool sales. There were no such commitments at September 30, 2008.

The carrying value of the interest-rate lock commitment liabilities included in the consolidated balance sheets was a credit balance of $125,000 at September 30, 2007. The carrying value of the forward sales commitment assets included in the consolidated balance sheets was a credit balance of $25,000 at September 30, 2007.

Interest Rate Swaps - The Company entered into interest rate swap agreements in November 2004, which were designed to convert the fixed rates paid on certain brokered certificates of deposit into variable, LIBOR-based rates. The swap agreements resulted in the counterparty paying a fixed rate to the Company while the Company paid a variable, LIBOR-based rate to the counterparty. During the first six months of fiscal year 2006, changes in the estimated fair values of these derivatives were recognized as charges or credits to earnings, as appropriate, during the periods in which the changes occurred. Effective January 1, 2006, the Company designated $80.0 million of interest rate swaps as fair value hedges of $80.0 million of the fixed-rate, brokered certificates of deposit under SFAS No. 133 using long-haul, fair-value, hedge accounting. All interest-rate swap agreements outstanding at September 30, 2007 were called by the counterparties during the year ended September 30, 2008 due to the declining interest-rate environment. At September 30, 2007, these fair value hedges were considered to be highly effective and any hedge ineffectiveness was deemed not material. The notional amounts of the liabilities being hedged were $80.0 million at September 30, 2007. At September 30, 2007, there were no swaps in a net settlement receivable position and swaps in a net settlement payable position totaled $864,000. The net amounts recognized on fair value hedges were gains of $396,000 and $586,000 for the years ended September 30, 2008 and 2007, respectively.

The maturity date, notional amounts, interest rates paid and received, and fair value of the Company's interest rate swap agreements as of September 30, 2007 are presented in the table below:

Maturity Date	Notional Amount	Interest Rate Paid	Interest Rate Received	Estimated Fair Value
October 20, 2008	$ 10,000,000	5.50%	4.30%	$ (55,664)
November 19, 2009	10,000,000	5.52	3.50	(26,557)
November 23, 2009	10,000,000	5.46	3.75	(72,534)
November 26, 2010	10,000,000	5.49	4.13	(205,111)
November 26, 2010	5,000,000	5.48	4.13	(101,518)
November 26, 2010	5,000,000	5.47	4.13	(100,482)
January 24, 2010	10,000,000	5.44	3.70	(43,702)
January 28, 2011	10,000,000	5.47	4.30	(178,348)
February 25, 2011	5,000,000	5.47	4.80	(48,365)
September 14, 2012	5,000,000	5.58	4.25	(31,931)
Total	**$ 80,000,000**			**$ (864,212)**

The gross amounts of interest paid to and received from the counterparty under the swap agreements and the related average interest rates during the years ended September 30, 2008 and 2007 are as follows:

	2008	2007
INTEREST PAID (variable rate):		
Total amount *(In thousands)*	**$ 1,824.9**	**$ 4,298.4**
Average interest rate	4.46%	5.37%
INTEREST RECEIVED (fixed rate):		
Total amount *(In thousands)*	**$ 2,103.9**	**$ 3,232.5**
Average interest rate	3.86%	4.04%

The Company entered into two $14 million notional value interest-rate swap contracts during 2008 totaling $28 million notional value. These contracts supported a $14 million, variable-rate, commercial loan relationship and were used to allow the commercial loan customer to pay a fixed interest rate to the Bank, while the Bank, in turn, charged the customer a floating interest rate on the loan. Under the terms of the swap contract between the Bank and the loan customer, the customer pays the Bank a fixed interest rate of 6.58%, while the Bank pays the customer a variable interest rate of one-month LIBOR plus 2.30%. Under the terms of a similar but separate swap contract between the Bank and a major securities broker, the Bank pays the broker a fixed interest rate of 6.58%, while the broker pays the Bank a variable interest rate of one-month LIBOR plus 2.30%. The two contracts have identical terms except for the interest rates and interest does not begin to accrue until May 2009. The contracts are scheduled to mature on May 15, 2015. While these two swap derivatives generally work together as an interest-rate hedge, the Company has not designated them for hedge treatment under SFAS No. 133. Consequently, both derivatives are marked to fair value through either a charge or credit to current earnings.

21. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers by issuing commitments to extend credit. Such commitments are agreements to lend to a customer provided there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require the borrower to pay a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

At September 30, 2008, the Bank had firm commitments to originate loans of approximately $137.4 million, of which $65.4 million were committed to be sold. Of the remaining $72.0 million to be retained, $539,000 were at fixed rates. At September 30, 2007, the Bank had firm commitments to originate loans of approximately $144.7 million of which $65.9 million were committed to be sold. Of the remaining $78.7 million to be retained, $249,000 were at fixed rates. Additionally, the Bank had outstanding commitments to borrowers under unused equity lines of credit, commercial lines of credit and consumer lines of credit totaling $235.9 million, $53.8 million and $258,000, respectively, at September 30, 2008 compared to $252.9 million, $38.1 million and $234,000, respectively, at September 30, 2007.

At September 30, 2008 and 2007, the Bank had loans receivable held for sale totaling $72.0 million and $58.5 million, respectively, substantially all of which were under firm commitments to be sold on a best-efforts basis. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank's lower of cost or market valuation on its loans held-for-sale.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These standby letters of credit are primarily issued for a fee to support contractual obligations of the Bank's customers. The credit risk involved with issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2008, the Bank had 56 letters of credit totaling approximately $11.1 million due to expire no later than September 2012 compared to 48 letters of credit totaling approximately $7.1 million due to expire no later than May 2011 at September 30, 2007.

Substantially all of the Bank's loans are to borrowers located in St. Louis, Kansas City and the surrounding Missouri counties.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair values of financial instruments have been estimated by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2008 and 2007. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Carrying values and estimated fair values at September 30, 2008 and 2007 are summarized as follows:

	2008		2007	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
ASSETS:				
Cash and cash equivalents	$ 29,078,000	$ 29,078,000	$ 23,675,000	$ 23,675,000
Debt securities - HTM	–	–	5,980,000	5,979,000
Debt securities - AFS	–	–	7,043,000	7,043,000
Equity securities - AFS	733,000	733,000	3,965,000	3,965,000
Capital stock of FHLB	10,896,000	10,896,000	8,306,000	8,306,000
Mortgage-backed securities - HTM	15,744,000	15,608,000	371,000	400,000
Mortgage-backed securities - AFS	10,181,000	10,181,000	2,655,000	2,655,000
Loans receivable held for sale	71,966,000	73,189,000	58,536,000	59,449,000
Loans receivable	1,088,737,000	1,102,715,000	949,826,000	943,357,000
Accrued interest receivable	5,615,000	5,615,000	6,605,000	6,605,000
LIABILITIES:				
Deposits	915,311,000	915,311,000	835,489,000	835,489,000
Advances from the FHLB	210,600,000	210,269,000	158,400,000	157,287,000
Borrowings from the Federal Reserve Bank	40,000,000	40,000,000	–	–
Note payable	7,640,000	7,640,000	2,980,000	2,980,000
Derivative liabilities	–	–	864,000	864,000
Subordinated debentures	19,589,000	17,051,000	19,589,000	19,589,000
Accrued interest payable	1,506,000	1,506,000	2,531,000	2,531,000
Due to other banks	14,378,000	14,378,000	17,485,000	17,485,000

	2008		2007	
	Contract or Notional Amount	**Estimated Fair Value**	**Contract or Notional Amount**	**Estimated Fair Value**
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:				
Commitments to originate first and second mortgage loans	$113,697,000	$ –	$112,911,000	$ –
Commitments to originate non-mortgage loans	23,733,000	–	31,742,000	–
Unused lines of credit	290,018,000	–	291,268,000	–

The following methods and assumptions were used to estimate the fair value of the financial instruments:

Cash and Cash Equivalents - The carrying amount approximates fair value.

Securities and Mortgage-backed Securities - Estimated fair values of securities and mortgage-backed securities are based on quoted market prices and prices obtained from independent pricing services. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

Equity securities - Estimated fair values are based on stock market prices for publicly quoted stocks, and a broker-provided market value for the Community Reinvestment Act Fund.

Capital Stock of the Federal Home Loan Bank - The carrying amount approximates fair value.

Loans Receivable Held for Sale - The estimated fair value of loans held for sale is determined based upon recent historic sales premiums.

Loans Receivable - The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current interest rates applicable to each category of such financial instruments. No adjustment was made to the interest rates for changes in credit risk of performing loans where there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the allowance for loan losses applicable to the performing loan portfolio results in a fair valuation of such loans.

Accrued Interest Receivable - The carrying value approximates fair value.

Deposits - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing deposits using rates currently available on advances from the Federal Home Loan Bank having similar characteristics.

Derivative Liabilities - The fair value is based on quoted market prices by the counter-party.

Advances from Federal Home Loan Bank - The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

Borrowings from the Federal Reserve Bank - The carrying value approximates fair value since the balance at September 30, 2008 matured in eight days.

Note Payable - The carrying value approximates fair value since it is a variable rate obligation.

Due to Other Banks - The carrying value approximates fair value since the amounts are generally settled in cash on the next business day.

Subordinated Debentures - The estimated fair values of subordinated debentures is determined by discounting the estimated future cash flows using rates currently available on debentures having similar characteristics.

Accrued Interest Payable - The carrying value approximates fair value.

Off-Balance Sheet Items - The estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates. The Company believes such commitments have been made on terms that are competitive in the markets in which it operates; however, no premium or discount is offered thereon, and accordingly, the Company has not assigned a value to such instruments for purposes of this disclosure.

23. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In March 2008, the FASB issued Staff Position No. FAS 157-2 ("FSP No. 157-2"), which delays the effective date of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years and interim periods beginning after November 15, 2008. Management has evaluated the requirements of SFAS No. 157 and believes it will not have a material effect on the Company's financial condition or results of operations.

In September 2006, the FASB issued Statement No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"), which requires balance sheet recognition of the funded status of pension and other postretirement benefits with the offset to accumulated other comprehensive income. Employers will recognize actuarial gains and losses, prior service cost, and any remaining transition amounts when recognizing a plan's funded status. SFAS No. 158 was effective for the Company beginning October 1, 2007. The adoption of SFAS No. 158 did not have a material effect on the Company's financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of the fiscal year, has not yet issued financial statements for any interim period of such year, and elects to apply the provisions of SFAS No. 157. Management has evaluated the requirements of SFAS No. 159 and believes it will not have a material effect on the Company's financial condition or results of operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations - A Replacement of FASB Statement No. 141" ("SFAS 141(R)") and Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51" ("SFAS 160"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures certain items in a business combination, as well as disclosures about the nature and financial effects of a business combination. SFAS 160 establishes accounting and reporting standards surrounding noncontrolling interests, or minority interests, which are the portions of equity in a subsidiary not attributable, directly or indirectly, to a parent. The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. Management is currently evaluating the impact of SFAS 141(R) on its accounting for future acquisitions and the impact of SFAS 160 on the Company's consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating the impact of SFAS 161 on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of SFAS No. 109, "Accounting for Income Taxes" ("Interpretation No. 48"), which clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 was effective for the Company beginning October 1, 2007. The adoption of Interpretation No. 48 did not have a material effect on the Company's financial condition or results of operations.

In September 2006, the Emerging Issues Task Force Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," was ratified. This EITF Issue addresses accounting for separate agreements that split life insurance policy benefits between an employer and employee. The issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements. The effects of applying this issue must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. The consensus in this issue is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. Management has evaluated the requirements of the issue and believes it will not have a material effect on the Company's financial condition or results of operations.

In November 2007, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value through Earnings" ("SAB No. 109"). SAB No. 109 provides revised guidance on the valuation of written loan commitments accounted for at fair value through earnings. Former guidance under SAB No. 105, "Application of Accounting Principles to Loan Commitments," indicated that the expected net future cash flows related to the associated servicing of the loan should not be incorporated into the measurement of the fair value of a derivative loan commitment. The new guidance under SAB No. 109 requires these cash flows to be included in the fair value measurement. SAB No. 109 requires this view to be applied on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008. The Company's application of SAB No. 109 in 2008 did not have a material effect on its consolidated financial statements.

24. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations by quarter for 2008 and 2007 were as follows:

YEAR ENDED SEPTEMBER 30, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 19,370,147	$ 18,988,843	$ 17,676,509	$ 17,230,048
Interest expense	11,168,654	10,125,021	8,168,527	8,190,757
Net interest income	8,201,493	8,863,822	9,507,982	9,039,291
Provision for loan losses	1,032,551	1,728,140	2,140,974	2,832,976
Net interest income after loan loss provision	7,168,942	7,135,682	7,367,008	6,206,315
Non-interest income	2,978,526	3,842,570	3,254,655	(5,161,141)
Non-interest expense	6,280,016	6,916,229	8,277,107	7,746,016
Income (loss) before taxes	3,867,452	4,062,023	2,344,556	(6,700,842)
Income tax expense (benefit)	1,135,300	1,513,742	685,260	(2,649,857)
Net income (loss)	**$ 2,732,152**	**$ 2,548,281**	**$ 1,659,296**	**$ (4,050,985)**
Earnings per share - basic	$ 0.28	$ 0.26	$ 0.17	$ (0.40)
Earnings per share - diluted	$ 0.27	$ 0.25	$ 0.16	$ (0.39)
Weighted average shares outstanding - basic	9,780,132	9,854,302	9,983,506	10,039,042
Weighted average shares outstanding - diluted	10,186,789	10,209,176	10,271,469	10,289,791

YEAR ENDED SEPTEMBER 30, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 16,375,236	$ 16,960,960	$ 18,267,199	$ 19,321,325
Interest expense	9,468,772	9,981,138	11,000,847	11,383,124
Net interest income	6,906,464	6,979,822	7,266,352	7,938,201
Provision for loan losses	681,553	573,482	1,911,482	688,740
Net interest income after loan loss provision	6,224,911	6,406,340	5,354,870	7,249,461
Non-interest income	2,597,829	2,784,350	3,263,413	2,375,551
Non-interest expense	5,022,285	5,966,637	5,660,103	6,123,768
Income before taxes	3,800,455	3,224,053	2,958,180	3,501,244
Income taxes	1,314,010	1,019,761	974,637	1,192,885
Net income	**$ 2,486,445**	**$ 2,204,292**	**$ 1,983,543**	**$ 2,308,359**
Earnings per share - basic	$ 0.25	$ 0.22	$ 0.20	$ 0.25
Earnings per share - diluted	$ 0.24	$ 0.21	$ 0.19	$ 0.24
Weighted average shares outstanding - basic	9,823,850	9,829,899	9,825,886	9,778,411
Weighted average shares outstanding - diluted	10,269,066	10,265,321	10,266,592	10,222,156

25. CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following table presents the condensed parent-company-only balance sheets as of September 30, 2008 and 2007, and the condensed parent-company-only statements of income and cash flows of the Company for the years ended September 30, 2008, 2007, and 2006:

CONDENSED BALANCE SHEETS	2008	2007
ASSETS:		
Cash and cash equivalents	$ 92,312	$ 302,510
Investment in Bank	107,185,843	103,407,450
Investments	735,378	1,684,765
Intercompany loan	2,000,000	–
Other assets	1,554,250	392,365
Total assets	**$ 111,567,783**	**$105,787,090**
LIABILITIES:		
Note payable	$ 7,640,000	$ 2,980,000
Subordinated debentures	19,589,000	19,589,000
Dividends payable	970,251	894,694
Other liabilities	1,008,026	1,518,905
Total liabilities	**29,207,277**	**24,982,599**
STOCKHOLDER'S EQUITY	82,360,506	80,804,491
Total liabilities and stockholder's equity	**$ 111,567,783**	**$105,787,090**

CONDENSED STATEMENTS OF INCOME	2008	2007	2006
Interest income	$ 122,189	$ 207,364	$ 100,792
Interest expense	1,479,892	1,741,136	1,639,069
Net interest expense	**(1,357,703)**	**(1,533,772)**	**(1,538,277)**
Non-interest income	760,633	788,160	464,102
Non-interest expense	675,571	576,027	569,313
Loss before income taxes and equity in earnings of Bank	(1,272,641)	(1,321,639)	(1,643,488)
Income tax benefit	(406,564)	(457,900)	(575,561)
Net loss before equity in earnings of Bank	**(866,077)**	**(863,739)**	**(1,067,927)**
Equity in earnings of Bank, net of tax	3,754,821	9,846,378	10,905,980
Net Income	**$ 2,888,744**	**$ 8,982,639**	**$ 9,838,053**

CONDENSED STATEMENTS OF CASH FLOWS	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,888,744	$ 8,982,639	$ 9,838,053
Adjustments to reconcile net income to net cash from operating activities:			
Equity in earnings of Bank	(3,754,821)	(9,846,378)	(10,905,980)
Net change in other assets and liabilities	(952,797)	1,436,715	483,560
Gain on sale of investment in joint venture	(30,755)	–	–
Realized loss (gain) on sale of investments	25,955	(143,720)	(123,188)
Net cash (used in) provided by operating activities	**(1,823,674)**	**429,256**	**(707,555)**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash paid for investment in joint venture	(233,691)	(100,000)	(67,620)
Dividends received from Bank	3,000,000	–	4,000,000
Capital contribution to Bank	(3,000,000)	–	(11,000,000)
(Increase) decrease in intercompany loan	(2,000,000)	3,375,000	(2,150,000)
Purchases of investments	–	(150,000)	(500,000)
Proceeds from sale of investment in joint venture	49,375	–	–
Proceeds from sales of investments	425,985	772,648	575,365
Principal payments on mortgage-backed securities	13,425	27,545	54,680
Net cash (used in) provided by investing activities	**(1,744,906)**	**3,925,193**	**(9,087,575)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash paid for acquired entities	–	–	(3,925,378)
Proceeds from note payable	5,000,000	–	–
Payment of note payable	(340,000)	(340,000)	(255,000)
Proceeds from common stock offering	–	–	16,139,230
Equity trust shares purchased	(120,000)	(1,248,787)	(1,959,000)
Proceeds from stock options exercised	1,153,623	395,836	797,429
Proceeds received from Bank for stock-based compensation	1,119,489	1,411,905	2,026,437
Proceeds from cash received in dividend reinvestment plan	695,389	393,061	276,582
Treasury stock issued	191,835	–	–
Stock repuchase	(593,253)	(1,415,545)	(88,301)
Dividends paid on common stock	(3,748,701)	(3,487,814)	(3,152,569)
Net cash provided by (used in) financing activities	**3,358,382**	**(4,291,344)**	**9,859,430**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(210,198)	63,105	64,300
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	302,510	239,405	175,105
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 92,312**	**$ 302,510**	**$ 239,405**

Common Stock Information

The common stock of the Company is listed on the NASDAQ Global Select Market under the symbol "PULB." As of December 10, 2008, there were approximately 3,275 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company's common stock for fiscal years 2008 and 2007.

FISCAL 2008	HIGH	LOW	DIVIDEND PER SHARE
First Quarter	$ 13.47	$ 9.40	$0.090
Second Quarter	12.18	9.69	0.090
Third Quarter	13.24	9.43	0.090
Fourth Quarter	11.50	7.57	0.095

FISCAL 2007	HIGH	LOW	DIVIDEND PER SHARE
First Quarter	$ 16.75	$ 15.23	$0.085
Second Quarter	16.97	15.07	0.085
Third Quarter	16.04	14.24	0.085
Fourth Quarter	16.90	12.11	0.090


CORPORATE HEADQUARTERS
BANK LOCATION
LOAN CENTER
CITY
Kansas City
Independence
Missouri R.
Mississippi R.
Jefferson City
Saint Louis
Saint Peters
Saint Charles
O'Fallon
Florissant
Jennings
Chesterfield
Saint Louis
Clayton
Wildwood
Kirkwood
Arnold
64
270
70
170
44
55


PULASKI
BANK
ATM
ATM
Pulaski Bank

BANK LOCATIONS

12300 Olive Boulevard
Creve Coeur, MO 63141
314.878.2210

3760 South Grand Avenue
St. Louis, MO 63118
314.771.6750

4226 Bayless Road
St. Louis, MO 63123
314.638.2000

1928 Zumbehl Road
St. Charles, MO 63303
636.946.1334

199 Jamestown Mall
Florissant, MO 63034
314.355.1800

1700 O'Fallon Road
St. Charles, MO 63304
636.300.0069

17701 Edison Road
Chesterfield, MO 63005
636.530.7508

415 DeBaliviere Avenue
St. Louis, MO 63112
314.367.8800

10 Maryland Plaza
St. Louis, MO 63108
314.367.8333

6510 Clayton Road
Richmond Heights, MO 63117
314.644.0986

175 Carondelet Plaza
Clayton, MO 63105
314.863.7777

900 Olive Street
St. Louis, MO 63101
314.539.9600

LOAN PRODUCTION OFFICES

6600 College Boulevard
Overland Park, KS 66211
913.338.4300

821 NE Columbus, Suite 100
Lee's Summit, MO 64063
816.347.1678

2724A Grovelin Street
Godfrey, IL 62035
618.467.5626

DIRECTORS



Stanley J. Bradshaw
Chairman of the Board of the Company
Principal, Bradshaw Capital Management



Lee S. Wielansky
Vice Chairman of the Board of the Company
Chairman and Chief Executive Officer of Midland Development Group, Inc.



William M. Corrigan, Jr.
Partner, Armstrong Teasdale LLP



William A. Donius
Chairman of the Board of the Bank



Gary W. Douglass
President and Chief Executive Officer of the Company



Leon A. Felman
Managing Partner of Felman Family Partnership LP



Michael R. Hogan
Retired Chief Administrative Officer and
Chief Financial Officer of Sigma-Aldrich Corporation



Timothy K. Reeves
President and Owner of Keenan Properties of St. Louis



Steven C. Roberts
President of The Roberts Companies

EMERITUS DIRECTOR

Thomas F. Hack
Retired Thrift Executive



SENIOR OFFICERS OF PULASKI BANK

Back row left to right: **Ramsey K. Hamadi**, *Chief Financial Officer;* **Lisa K. Simpson**, *Senior Vice President, Director of Human Resources;* **Christopher A. Purcell**, *Senior Vice President, St. Louis Loan Operations;* **Paul J. Milano**, *Treasurer and Controller;* **Brian J. Björkman**, *President, Commercial Lending.* Front row left to right: **Rita M. Kuster**, *Senior Vice President, Commercial Lending;* **W. Thomas Reeves**, *President;* **Gary W. Douglass**, *Chief Executive Officer;* **Cheri G. Bliefernich**, *Executive Vice President, Banking Operations;* **Matthew A. Locke**, *President, Mortgage Lending;* **Paul D. Grosse**, *Regional President;* **Diane L. Hughes**, *Senior Vice President, Kansas City Loan Operations (not pictured).*

CORPORATE HEADQUARTERS

12300 Olive Boulevard
St. Louis, Missouri
314.878.2210
www.pulaskibankstl.com

INDEPENDENT AUDITORS

KPMG LLP
St. Louis, Missouri

GENERAL COUNSEL

Armstrong Teasdale LLP
St. Louis, Missouri

Kappel, Neill and Wolff LLC
St. Louis, Missouri

SPECIAL SECURITIES COUNSEL

Kilpatrick Stockton LLP
Washington, D.C.

STOCK TRANSFER AGENT

Registrar and Transfer Company
Cranford, New Jersey
800.866.1340
www.rtco.com

ANNUAL MEETING

The annual meeting of the stockholders will be held Thursday, February 5, 2009 at 2:00 p.m., Central Time, at The St. Louis Mariott West, 660 Maryville Centre Drive, St. Louis, Missouri, 63141.

Pulaski Financial Corp.

12300 Olive Boulevard | St. Louis, MO 63141-6434
314.878.2210 | 314.878.6037 fax | www.pulaskibankstl.com

END